MANAGEMENT’S
DISCUSSION AND ANALYSIS

Q2 2014

April 30, 2014

Basis of Presentation
This Management’s Discussion and Analysis of the Financial Position and Results of Operations (“MD&A”) is the responsibility of management and has been reviewed and approved by the Board of Directors. This MD&A has been prepared in accordance with the requirements of the Canadian Securities Administrators. The Board of Directors is ultimately responsible for reviewing and approving the MD&A. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee, which is appointed by the Board of Directors and is comprised entirely of independent and financially literate directors.
Throughout this document, CGI Group Inc. is referred to as “CGI”, “we”, “our” or “Company”. This MD&A provides information management believes is relevant to an assessment and understanding of the consolidated results of operations and financial condition of the Company. This document should be read in conjunction with the interim condensed consolidated financial statements and the notes thereto for the three and six months ended March 31, 2014 and 2013. CGI’s accounting policies are in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”). All dollar amounts are in Canadian dollars unless otherwise indicated.

Materiality of Disclosures
This MD&A includes information we believe is material to investors. We consider something to be material if it results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares, or if it is likely that a reasonable investor would consider the information to be important in making an investment decision.

Forward-Looking Statements
All statements in this MD&A that do not directly and exclusively relate to historical facts constitute “forward-looking statements” within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, and are “forward-looking information” within the meaning of Canadian securities laws. These statements and this information represent CGI’s intentions, plans, expectations and beliefs, and are subject to risks, uncertainties and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements or forward-looking information. These factors include but are not restricted to: the timing and size of new contracts; acquisitions and other corporate developments; the ability to attract and retain qualified members; market competition in the rapidly evolving information technology industry; general economic and business conditions; foreign exchange and other risks identified in the MD&A, in CGI’s Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (filed on EDGAR at www.sec.gov), the Company’s Annual Information Form filed with the Canadian securities authorities (filed on SEDAR at www.sedar.com), as well as assumptions regarding the foregoing. The words “believe,” “estimate,” “expect,” “intend,” “anticipate,” “foresee,” “plan,” and similar expressions and variations thereof, identify certain of such forward-looking statements or forward-looking information, which speak only as of the date on which they are made. In particular, statements relating to future performance are forward-looking statements and forward-looking information. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements or forward-looking information, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements or on this forward-looking information. You will find more information about the risks that could cause our actual results to differ significantly from our current expectations in Section 8 – Risk Environment.

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Non-GAAP and Key Performance Measures
The reader should note that the Company reports its financial results in accordance with IFRS. However, we use a combination of financial measures, ratios, and non-GAAP measures to assess our Company’s performance. The non-GAAP measures used in this MD&A do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should be considered as supplemental in nature and not as a substitute for the related financial information prepared in accordance with IFRS.
The table below summarizes our non-GAAP measures and most relevant key performance measures:

Profitability	•
Adjusted EBIT (non-GAAP) – is a measure of earnings before integration-related costs, financing costs, finance income and income tax expense as these items are not directly related to the cost of operations. Management uses this measure and believes that investors also use this measure as it best reflects the profitability of our operations and allows for better comparability from period to period as well as to analyze the trends in our operations. A reconciliation of adjusted EBIT to its closest IFRS measure can be found on page 22.

•
Net earnings excluding integration-related costs, adjustments related to tax and the resolution of acquisition-related provisions[1] (non-GAAP) – is a measure of earnings before the integration-related costs, adjustments related to tax and the resolution of acquisition-related provisions. Management uses this measure and believes that investors also use this measure as it best reflects the Company's operating profitability and allows for better comparability from period to period. A reconciliation of net earnings excluding integration-related costs, adjustments related to tax and the resolution of acquisition-related provisions to its closest IFRS measure can be found on page 24.

•
Diluted earnings per share excluding integration-related costs, adjustments related to tax and the resolution of acquisition-related provisions (non-GAAP) – is defined as the net earnings excluding integration-related costs, adjustments related to tax and the resolution of acquisition-related provisions on a per share basis, assuming all dilutive elements are exercised. Management uses this measure and believes that investors also use this measure as it best reflects the Company's operating profitability on a per share basis and allows for better comparability from period to period. The diluted net earnings reported in accordance with the IFRS can be found on page 23 while the diluted net earnings excluding integration-related costs, adjustments related to tax and the resolution of acquisition-related provisions can be found on page 24.

	•	Net earnings – is a measure of earnings generated for shareholders.
	•	Diluted earnings per share – is a measure of earnings generated for shareholders on a per share basis, assuming all dilutive elements are exercised.

Liquidity	•
Cash provided by operating activities – is a measure of cash generated from managing our day-to-day business operations. We believe strong operating cash flow is indicative of financial flexibility, allowing us to execute our corporate strategy.

•
Days sales outstanding ("DSO") (non-GAAP) – is the average number of days to convert our trade receivables and work in progress into cash. DSO are obtained by subtracting deferred revenue from trade accounts receivable and work in progress; the result is divided by the quarter’s revenue over 90 days. Deferred revenue is net of the fair value adjustments on revenue-generating contracts assumed through the Logica acquisition. Management tracks this metric closely to ensure timely collection, healthy liquidity, and is committed to a DSO target of 45 days. We believe this measure is useful to investors as it demonstrates the Company's ability to timely convert its trade receivables and work in progress into cash.

1    Adjustments related to the resolution of acquisition-related provisions are described on page 19 and 20.

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Growth	•
Constant currency growth (non-GAAP) – is a measure of revenue growth before foreign currency impacts. This growth is calculated by translating current period results in local currency using the conversion rates in the equivalent period from the prior year. Management believes that it is helpful to adjust revenue to exclude the impact of currency fluctuations to facilitate period-to-period comparisons of business performance. We believe that this measure is useful to investors for the same reason.

	•	Backlog – represents management's best estimate of revenue to be realized in the future based on the terms of respective client agreements in effect at a point in time.
•
Book-to-bill ratio – is a measure of the proportion of the value of our contract wins to our revenue in the period. This metric allows management to monitor the Company’s business development efforts to ensure we grow our backlog and our business over time. Management remains committed to maintaining a target ratio greater than 100% over a trailing 12-month period. Management believes that the longer period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period.

Capital Structure	•
Net debt (non-GAAP) – is obtained by subtracting our cash and cash equivalents, short-term investments and long-term investments from our debt. Management uses the net debt metric to monitor the Company's financial leverage. We believe that this metric is useful to investors as it provides insight into our financial strength. A reconciliation of net debt to its closest IFRS measure can be found on page 29.

•
Net debt to capitalization ratio (non-GAAP) – is a measure of our level of financial leverage and is obtained by dividing the net debt by the sum of shareholder's equity and debt. Management uses the net debt to capitalization metric to monitor the proportion of debt versus capital used to finance our operations and to assess the Company's financial strength. We believe that this metric is useful to investors as it provides insight into our financial strength. .

•
Return on equity (non-GAAP) – is a measure of the rate of return on the ownership interest of our shareholders and is calculated as the proportion of earnings for the last 12 months over the last four quarter's average equity. Management looks at ROE to measure its efficiency at generating profits for the Company’s shareholders and how well the Company uses the invested funds to generate earnings growth. We believe that this measure is useful to investors for the same reasons.

•
Return on invested capital (non-GAAP) – is a measure of the Company’s efficiency at allocating the capital under its control to profitable investments and is calculated as the proportion of the after-tax adjusted EBIT for the last 12 months, over the last four quarter's average invested capital, which is defined as the sum of equity and net debt. Management examines this ratio to assess how well it is using its funds to generate returns. We believe that this measure is useful to investors for the same reason.

Reporting Segments
The Company is managed through the following seven operating segments, namely: United States of America (“U.S.”); Nordics, Southern Europe and South America (“NSESA”); Canada; France (including Luxembourg and Morocco); United Kingdom (“U.K.”); Central and Eastern Europe (including the Netherlands, Germany, and Belgium) (“CEE”); and Asia Pacific (including Australia, India, the Philippines and the Middle East). Please refer to section 3.4 and 3.6 of the present document and to Note 11 of our interim condensed consolidated financial statements for additional information on our segments.
To assist in better understanding the operational performance of our company since the acquisition of Logica PLC (“Logica”) in 2012, we refer to our operations in two broad groupings. Our activities prior to Logica was predominantly comprised of the Canada and the U.S. segments which we refer to as our North American operations or segments. The acquired operations which we refer herein as our European operations or segments is comprised of the NSESA, France, U.K., CEE and Asia Pacific segments.

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MD&A Objectives and Contents

•	Provide a narrative explanation of the interim condensed consolidated financial statements through the eyes of management;

•	Provide the context within which the interim condensed consolidated financial statements should be analyzed, by giving enhanced disclosure about the dynamics and trends of the Company’s business; and

•	Provide information to assist the reader in ascertaining the likelihood that past performance is indicative of future performance.
In order to achieve these objectives, this MD&A is presented in the following main sections:

Section	Contents	Pages

1. Corporate Overview	This includes a description of our business and how we generate revenue as well as the markets in which we operate.

	1.1. About CGI	6
	1.2. Vision and Strategy	7
	1.3. Competitive Environment	7

2. Highlights and Key Performance Measures	A summary of key achievements during the quarter, the past eight quarter’s key performance measures, and CGI’s share performance.
	2.1. Q2 2014 Highlights	8
	2.2. Selected Quarterly Information & Key Performance Measures	9
	2.3. Stock Performance	10

3. Financial Review
A discussion of year-over-year changes to operating results for the three and six months ended March 31, 2014 and 2013, describing the factors affecting revenue and adjusted EBIT on a consolidated and reportable segment basis, and also by describing the factors affecting changes in the major expense categories. Also discussed are bookings broken down by geography, by vertical market, by contract type and by service type.

	3.1. Bookings and Book-to-Bill Ratio	12
	3.2. Foreign Exchange	13
	3.3. Revenue Distribution	14
	3.4. Revenue Variation and Revenue by Segment	15
	3.5. Operating Expenses	18
	3.6. Adjusted EBIT by Segment	19
	3.7. Earnings before Income Taxes	22
	3.8. Net Earnings and Earnings Per Share (“EPS”)	23

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Section	Contents	Pages

4. Liquidity
This includes a discussion of changes in cash flows from operating, investing and financing activities. This section also describes the Company’s available capital resources, financial instruments, and off-balance sheet financing and guarantees. Measures of liquidity (days sales outstanding) and capital structure (return on equity, net debt to capitalization, and return on invested capital) are analyzed on a year-over-year basis.

	4.1. Interim Condensed Consolidated Statements of Cash Flows	25
	4.2. Capital Resources	28
	4.3. Contractual Obligations	29
	4.4. Financial Instruments and Hedging Transactions	29
	4.5. Selected Measures of Liquidity and Capital Resources	29
	4.6. Off-Balance Sheet Financing and Guarantees	30
	4.7. Capability to Deliver Results	30

5. Changes in Accounting Standards	A summary of the amended accounting standards adopted.	32

6. Critical Accounting Estimates	A discussion of the estimates and judgements made in the preparation of the interim condensed consolidated financial statements.	34

7. Integrity of Disclosure	A discussion of the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable.	39

8. Risk Environment	A discussion of the risks affecting our business activities and what may be the impact if these risks are realized.

	8.1 Risks and Uncertainties	40
	8.2 Legal Proceedings	46

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1.	Corporate Overview

1.1. ABOUT CGI
Founded in 1976 and headquartered in Montreal, Canada, CGI is the fifth largest independent information technology and business process services firm in the world. CGI has approximately 68,000 employees, whom we refer to as members, worldwide. The Company’s client-proximity model provides for CGI services and solutions to be delivered in a number of ways and considering a number of factors: onsite at clients’ premises; or from any combination of onsite, near-shore and/or offshore delivery centers. We also have a number of leading business solutions that support long-term client relationships. Our services are broken down as:

•	Consulting – CGI provides a full range of IT and management consulting services, including business transformation, IT strategic planning, business process engineering and systems architecture.

•	Systems integration – CGI integrates and customizes leading technologies and software applications to create IT systems that respond to clients’ strategic needs.

•
Management of IT and business functions (“outsourcing”) – Clients delegate entire or partial responsibility for their IT or business functions to CGI to achieve significant savings and access the best suited technology, while retaining control over strategic IT and business functions. As part of such agreements, we implement our quality processes and practices to improve the efficiency of the clients’ operations. We also integrate clients’ operations into our technology network. Finally, we may take on specialized professionals from our clients, enabling our clients to focus on key operations. Services provided as part of an outsourcing contract may include development and integration of new projects and applications; applications maintenance and support; technology infrastructure management (enterprise and end-user computing and network services); transaction and business processing such as payroll, claims processing, and document management services. Outsourcing contracts typically have terms from five to ten years.

CGI offers its end-to-end services to a focused set of industry vertical markets where we have developed extensive and deep subject matter expertise. This allows us to fully understand our clients’ business realities and to have the knowledge and solutions needed to advance their business goals. Our targeted vertical markets include the following:

•	Financial services – Helping financial institutions, including most major banks and top insurers, to reduce costs, increase efficiency and improve customer service.

•
Government – Supporting over 2,000 government organizations in reducing costs and improving the efficiency, quality and accountability of public service organizations, all while increasing citizen engagement.

•	Health – Helping more than 1,000 healthcare facilities, hospitals and departments of health implement solutions for better care, better business and better outcomes.

•
Telecommunications and utilities – Helping six of the top ten largest global telecommunications providers and eight of the top ten largest European utilities deliver new revenue streams and improve productivity and service.

•	Manufacturing, retail and distribution (“MRD”) – Enabling business transformation for more than 2,000 clients by improving efficiency and loyalty, lowering costs and boosting sustainable growth.
CGI has a wide range of proprietary business solutions which help shape opportunities and drive value for our clients and shareholders. Examples of these include Enterprise Resource Planning solutions, energy management, credit and debt collections, tax management, claims auditing and fraud detection.
We take great pride in delivering high quality services to our clients. To do so consistently, we have implemented and continue to maintain the International Organization for Standardization (“ISO”) quality program. By designing and implementing rigorous service delivery and quality standards, followed by monitoring and measurement, we are better able to satisfy our clients’ needs. As a measure of the scope of our ISO program, all of the legacy CGI’s business units continue to be certified as well

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as most of the business units acquired through the acquisition of Logica. The work on harmonizing the remaining business units is in progress.

1.2. VISION AND STRATEGY
Our strategy has always been based on long-term fundamentals as highlighted in the September 30, 2013 annual report. Please refer to our 2013 Annual Report or visit www.cgi.com for further details.

1.3. COMPETITIVE ENVIRONMENT
There have been no significant changes to the description outlined in our 2013 Annual Report.

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2.	Highlights and Key Performance Measures

2.1. Q2 2014 HIGHLIGHTS
Operational year-over-year highlights for the quarter include:

•	Revenue of $2.7 billion, up 7.0%;

•	Bookings of $2.9 billion, or 105.4% of revenue;

•	Backlog of $19.5 billion, up $1.5 billion;

•	Adjusted EBIT of $341.5 million, up 30.5%;

•	Adjusted EBIT margin of 12.6%, up 220 basis points;

•	Net earnings of $230.9 million or diluted EPS of $0.73;

•	Net earnings of $229.6 million or diluted EPS of $0.72 excluding specific items[1];

•	Cash provided by operating activities of $350.7 million;

•	Repurchased 346,700 shares during the quarter; and

•	Return on invested capital of 13.4%.

2.1.1. Acquisition of Logica plc
On August 20, 2012, CGI completed its acquisition of Logica for 105 pence ($1.63) per ordinary share which is equivalent to a total purchase price of $2.7 billion plus the assumption of Logica’s net debt of $0.9 billion. Subsequent to August 20, 2012, our results incorporated the operations of Logica.
As announced in Q2 2013, the Company revised its integration goals increasing the annual savings target from $300 million to $375 million per year to drive additional long-term savings and EPS accretion. The one-time cost to accomplish the expanded plan had been increased from $400 million to $525 million; and the Company expects to complete the integration of Logica by the end of fiscal 2014, a year earlier than planned.
The following table provides a summary of the integration-related figures:

For the period/three months ended,	Aug. 20, 2012 to Sept. 30, 2013	Dec. 31, 2013	Mar. 31, 2014	To complete the program
(In millions of CAD)
Integration-related payable at the beginning of the period	—	135.8	110.1	90.5
Plus:
Integration-related expenses	448.1	22.6	26.0	28.3
Minus:
Integration-related payments [a]	314.6	53.3	49.8	118.8
Non-cash integration-related costs	7.2	—	—	—
FX impact [b]	9.5	5.0	4.2	—
Integration-related payable at the end of the period	135.8	110.1	90.5	—
a     The total future cash disbursements will cover the remaining integration-related activities under the Logica integration program.

b     These amounts were recorded in other comprehensive income.

1    Specific items include the integration-related costs, a tax benefit and the resolution of acquisition-related provisions.

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2.2. SELECTED QUARTERLY INFORMATION & KEY PERFORMANCE MEASURES

As at and for the three months ended,	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	Jun. 30, 2013	Mar. 31, 2013	Dec. 31, 2012	Sept. 30, 2012	June 30, 2012
In millions of CAD unless otherwise noted
Growth
Backlog [1]	19,476	19,253	18,677	18,747	18,019	18,281	17,647	13,610
Bookings	2,850	2,818	2,501	2,754	2,210	2,845	1,523	1,478
Book-to-bill ratio	105.4%	106.5%	101.7%	107.3%	87.5%	112.3%	94.6%	138.8%
Revenue	2,704.3	2,644.7	2,458.2	2,567.3	2,526.2	2,532.9	1,609.7	1,064.9
Year-over-year growth	7.0%	4.4%	52.7%	141.1%	137.0%	145.4%	60.1%	5.1%
Constant currency growth [2]	(2.3%)	(1.9%)	48.2%	140.3%	137.1%	147.5%	59.6%	3.0%
Profitability
Adjusted EBIT [3]	341.5	302.9	313.4	291.2	261.6	209.5	114.1	136.3
Adjusted EBIT margin	12.6%	11.5%	12.7%	11.3%	10.4%	8.3%	7.1%	12.8%
Net earnings	230.9	189.8	141.0	178.2	114.2	22.4	(168.0)	87.2
Net earnings margin	8.5%	7.2%	5.7%	6.9%	4.5%	0.9%	(10.4%)	8.2%
Basic EPS (in dollars)	0.75	0.62	0.46	0.58	0.37	0.07	(0.60)	0.34
Diluted EPS (in dollars)	0.73	0.60	0.44	0.56	0.36	0.07	(0.58)	0.33
Liquidity
Cash provided by operating activities	350.7	66.3	166.4	133.2	147.2	224.5	109.3	251.0
As a % of revenue	13.0%	2.5%	6.8%	5.2%	5.8%	8.9%	6.8%	23.6%
Days sales outstanding [4,9]	47	55	49	49	46	46	74	49
Capital structure
Net debt [5,9]	2,678.2	2,890.4	2,739.9	2,873.0	2,914.3	2,964.9	3,105.3	633.4
Net debt to capitalization ratio [6,9]	35.6%	38.9%	39.6%	41.1%	43.0%	44.7%	46.5%	19.4%
Return on equity [7]	17.9%	16.0%	12.3%	4.3%	1.8%	1.7%	5.0%	15.4%
Return on invested capital [8]	13.4%	12.7%	11.8%	12.3%	11.1%	10.9%	11.4%	11.8%
Balance sheet
Cash and cash equivalents, and short-term investments	133.8	206.5	106.3	165.3	167.7	161.6	127.6	82.3
Total assets [9]	11,560.4	11,801.0	10,879.3	11,132.8	10,936.6	10,981.8	10,690.2	4,550.4
Long-term financial liabilities [9,10]	3,220.1	3,487.8	3,186.2	3,452.5	3,890.2	4,002.3	4,097.4	854.9

[1]
Backlog includes new contract wins, extensions and renewals (“bookings”), partially offset by the backlog consumed during the quarter as a result of client work performed and adjustments related to the volume, cancellation and/or the impact of foreign currencies to our existing contracts. Backlog incorporates estimates from management that are subject to change.

2     Constant currency growth is adjusted to remove the impact of foreign currency exchange rate fluctuations. Please refer to page 15 for details.
3     Adjusted EBIT is a measure for which we provide the reconciliation to its closest IFRS measure on page 22.
4    DSO is a measure which is discussed on page 30.

[5]	Net debt is a measure for which we provide the reconciliation to its closest IFRS measure on page 29.

[6]	The net debt to capitalization ratio is a measure which is discussed on page 29.
7     The return on equity ratio is a measure which is discussed on page 29.

[8]	The return on invested capital ratio is a measure which is discussed on page 29 and 30.

[9]
The reader should note that the figures for Q4 2012, Q1 2013 and Q2 2013 were finalized in Q4 2013 to reflect the final purchase price allocation adjustments made to the opening balance sheet of Logica.

10     Long-term financial liabilities include the long-term portion of debt, long-term provisions, retirement benefits obligations and other long-term liabilities.

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2.3. STOCK PERFORMANCE

*     On September 20, 2013, 17.7 million CGI shares were traded on the TSX, the day CGI was included in the S&P/TSX 60 Index.
2.3.1. Q2 2014 Trading Summary
CGI’s shares are listed on the Toronto Stock Exchange (“TSX”) (stock quote – GIB.A) and the New York Stock Exchange (“NYSE”) (stock quote – GIB) and are included in the S&P/TSX Composite Index, the S&P/TSX 60 Index, the S&P/TSX Capped Information Technology and Midcap Indices, and the Dow Jones Sustainability Index.

TSX	(CDN$)	NYSE	(US$)
Open:	35.50	Open:	33.50
High:	37.40	High:	33.69
Low:	32.71	Low:	29.40
Close:	34.13	Close:	30.92
CDN average daily trading volumes[1]:	1,934,611	U.S. average daily trading volumes:	399,681
1 Includes the average daily volumes of both the TSX and alternative trading systems.
2.3.2. Share Repurchase Program
On January 29, 2014, the Company’s Board of Directors authorized and subsequently received the approval from the TSX for the renewal of the Normal Course Issuer Bid (“NCIB”) to purchase up to 21,798,645 Class A subordinate shares for cancellation, representing approximately 10% of the Company’s public float as of the close of business on January 24, 2014. The Class A subordinate shares may be purchased under the NCIB commencing February 11, 2014 and ending on the earlier of February 10, 2015, or the date on which the Company has either acquired the maximum number of Class A subordinate shares allowable under the NCIB, or elects to terminate the NCIB.
During the second quarter of fiscal 2014, CGI repurchased 346,700 Class A subordinate shares for approximately $11.5 million at an average price of $33.08 under the previous NCIB. Since the beginning of the fiscal year, CGI repurchased 2,837,360

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Class A subordinate shares for approximately $111.5 million at an average price of $39.29 under the annual aggregate limit of the previous NCIB.
2.3.3. Capital Stock and Options Outstanding
The following table provides a summary of the Capital Stock and Options Outstanding as at April 28, 2014:

Capital Stock and Options Outstanding	As at April 28, 2014
Class A subordinate shares	276,282,368
Class B shares	33,272,767
Options to purchase Class A subordinate shares	21,986,784

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3.	Financial Review

3.1. BOOKINGS AND BOOK-TO-BILL RATIO
Bookings for the quarter were $2.9 billion, representing a book-to-bill ratio of 105.4%, bringing the trailing twelve-month book-to-bill ratio to 105.3%. The breakdown of the new bookings signed during the quarter is as follow:

	Contract Type			Service Type			Segment			Vertical Markets

A.	Extensions and		A.	Systems integration and		A.	NSESA	31%	A.	Manufacturing, retail &
	renewals	60%		consulting	52%	B.	Canada	18%		distribution	37%
						C.	France	14%	B.	Financial services	27%
B.	New business	40%	B.	Management of IT and		D.	CEE	13%	C.	Government	18%
				business functions		E.	U.S.	12%	D.	Telecommunications &
				(outsourcing)	48%	F.	U.K.	11%		utilities	13%
						G.	Asia Pacific	1%	E.	Health	5%

Information regarding our bookings is a key indicator of the volume of our business over time. However, due to the timing and transition period associated with outsourcing contracts, the realization of revenue related to these bookings may fluctuate from period to period. The values initially booked may change over time due to their variable attributes, including demand-driven usage, modifications in the scope of work to be performed caused by changes in client requirements as well as termination clauses at the option of the client. As such, information regarding our bookings is not comparable to, nor should it be substituted for an analysis of our revenue; it is instead a key indicator of our future revenue used by the Company’s management to measure growth. Management believes that using the trailing twelve-month period is a more effective measure as the size and timing of bookings could cause this measurement to fluctuate significantly if taken for only a three-month period. For the trailing twelve-month period ended March 31, 2014, the book-to-bill ratio of our North American operations was at 98.8% while it was at 110.2% for our European operations.
The following table provides a summary of the bookings and book-to-bill ratio by segment:

In thousands of CAD except for percentages	Bookings for the three months ended March 31, 2014	Bookings for the trailing twelve-month ended March 31, 2014	Book-to-bill ratio for the trailing twelve-month ended March 31, 2014

Total CGI bookings	2,850,301	10,922,853	105.3%

North American bookings	862,633	4,398,149	98.8%

U.S.	338,574	2,656,529	97.5%
Canada	524,059	1,741,620	100.8%

European bookings	1,987,668	6,524,704	110.2%

NSESA	872,321	2,491,210	117.6%
France	398,963	1,373,224	104.0%
U.K.	318,278	1,367,554	104.7%
CEE	371,071	1,170,000	116.7%
Asia Pacific	27,035	122,716	69.8%

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	12

3.2. FOREIGN EXCHANGE
The Company operates globally and is exposed to changes in foreign currency rates. We report all dollar amounts in Canadian dollars. Accordingly, we value assets, liabilities and transactions that are measured in foreign currencies using various exchange rates as prescribed by IFRS.

Closing foreign exchange rates

As at March 31,	2014	2013	Change
U.S. dollar	1.1054	1.0156	8.8%
Euro	1.5233	1.3042	16.8%
Indian rupee	0.0184	0.0187	(1.6%)
British pound	1.8431	1.5417	19.5%
Swedish krona	0.1708	0.1562	9.3%
Australian dollar	1.0256	1.0589	(3.1%)
Average foreign exchange rates

	For the three months ended March 31,			For the six months ended March 31,
	2014	2013	Change	2014	2013	Change
U.S. dollar	1.1035	1.0089	9.4%	1.0766	0.9997	7.7%
Euro	1.5123	1.3319	13.5%	1.4709	1.3083	12.4%
Indian rupee	0.0179	0.0186	(3.8%)	0.0174	0.0185	(5.9%)
British pound	1.8267	1.5634	16.8%	1.7634	1.5782	11.7%
Swedish krona	0.1708	0.1568	8.9%	0.1661	0.1529	8.6%
Australian dollar	0.9903	1.0475	(5.5%)	0.9818	1.0384	(5.5%)

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	13

3.3. REVENUE DISTRIBUTION
The following charts provide additional information regarding our revenue mix for the quarter:

Service Type					Client Geography			Vertical Markets

A.	Systems integration and consulting			51%	A.	U.S.	25%	A.	Government	33%
					B.	Canada	15%	B.	Manufacturing,
B.	Management of IT and business				C.	U.K.	13%		retail & distribution	26%
	functions (outsourcing)			49%	D.	France	13%	C.	Financial services	18%
	1.	IT services	38%		E.	Sweden	9%	D.	Telecommunications & utilities	15%
	2.	Business process services	11%		F.	Finland	7%	E.	Health	8%
					G.	Rest of the world	18%

3.3.1. Client Concentration
IFRS guidance on Segment Disclosures defines a single customer as a group of entities that are known to the reporting enterprise to be under common control. The Company considers the federal, regional or local governments each to be a single customer. Our work for the U.S. federal government including its various agencies represented 12.9% of our revenue for the second quarter of fiscal 2014 as compared to 13.9% in the same period for fiscal 2013. For the six months ended March 31, 2014 and 2013, we received 13.5% and 13.6%, respectively, of our revenue from the U.S. federal government including its various agencies.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	14

3.4. REVENUE VARIATION AND REVENUE BY SEGMENT
Our seven segments are based on our geographic delivery model: U.S., NSESA, Canada, France, U.K., CEE and Asia Pacific.
The following table provides a summary of the year-over-year changes in our revenue, in total and by segment, separately showing the impacts of foreign currency exchange rate variations between Q2 2014 and Q2 2013. The Q2 2013 revenue by segment was recorded reflecting the actual average foreign exchange rates for that period. The foreign exchange impact is the difference between the current period’s actual results and the current period’s results converted with the prior year’s average foreign exchange rates.

In thousands of CAD except for percentages	For the three months ended March 31,			For the six months ended March 31,
	2014	2013	Change	2014	2013	Change

Total CGI revenue	2,704,266	2,526,225	7.0%	5,348,976	5,059,154	5.7%
Variation prior to foreign currency impact	(2.3%)			(2.1%)
Foreign currency impact	9.3%			7.8%
Variation over previous period	7.0%			5.7%

U.S.
Revenue prior to foreign currency impact	588,303	621,245	(5.3)%	1,234,777	1,198,573	3.0%
Foreign currency impact	57,101			96,219
U.S. revenue	645,404	621,245	3.9%	1,330,996	1,198,573	11.0%

NSESA
Revenue prior to foreign currency impact	512,535	511,224	0.3%	1,017,747	1,044,875	(2.6)%
Foreign currency impact	52,362			95,942
NSESA revenue	564,897	511,224	10.5%	1,113,689	1,044,875	6.6%

Canada
Revenue prior to foreign currency impact	419,853	420,431	(0.1)%	839,620	848,135	(1.0)%
Foreign currency impact	1,817			2,995
Canada revenue	421,670	420,431	0.3%	842,615	848,135	(0.7)%

France
Revenue prior to foreign currency impact	315,943	329,647	(4.2)%	614,085	651,087	(5.7)%
Foreign currency impact	43,391			76,724
France revenue	359,334	329,647	9.0%	690,809	651,087	6.1%

U.K.
Revenue prior to foreign currency impact	284,883	277,898	2.5%	552,301	570,807	(3.2)%
Foreign currency impact	52,084			71,902
U.K. revenue	336,967	277,898	21.3%	624,203	570,807	9.4%

CEE
Revenue prior to foreign currency impact	238,817	253,622	(5.8)%	482,995	516,318	(6.5)%
Foreign currency impact	30,789			56,049
CEE revenue	269,606	253,622	6.3%	539,044	516,318	4.4%

Asia Pacific
Revenue prior to foreign currency impact	108,205	112,158	(3.5)%	211,227	229,359	(7.9)%
Foreign currency impact	(1,817)			(3,607)
Asia Pacific revenue	106,388	112,158	(5.1)%	207,620	229,359	(9.5)%

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	15

We ended the second quarter of fiscal 2014 with revenue of $2,704.3 million, an increase of $178.0 million or 7.0% over the same period of fiscal 2013. On a constant currency basis, revenue decreased by $57.7 million or 2.3%, as foreign currency rate fluctuations favourably impacted our revenue by $235.7 million or 9.3%. Year-over-year, our financial services vertical market grew the most.
For the six months ended March 31, 2014, revenue was $5,349.0 million, an increase of $289.8 million or 5.7% over the same period of fiscal 2013. On a constant currency basis, revenue decreased by $106.4 million or 2.1%, as foreign currency rate fluctuations favourably impacted our revenue by $396.2 million or 7.8%. Year-over-year, our healthcare vertical market grew the most, followed by our financial services vertical market.
As part of the Company’s strategic focus to continuously improve its revenue quality, and as previously disclosed, we have been exiting low margin business or loss making business as part of our integration activities. As a result, our year-to-date revenue has been reduced when compared to the six months ended March 31, 2013. Offsetting this, new higher quality revenue was booked or existing business expanded and/or extended across all geographies.
3.4.1. U.S.
Revenue in our U.S. segment was $645.4 million in Q2 2014, an increase of $24.2 million or 3.9% compared to the same period of fiscal 2013. On a constant currency basis, revenue decreased by $32.9 million or 5.3%. The decrease in revenue primarily reflects the impact of extra effort required to address commitments on some state projects as well as the run-off of a large government project acquired through the acquisition of Stanley Inc. in 2010 which consisted of mainly pass-through revenues at low margins.
For the six months ended March 31, 2014, revenue in our U.S. segment was $1,331.0 million, an increase of $132.4 million or 11.0% over the same period of fiscal 2013. On a constant currency basis revenue increased by $36.2 million or 3.0%. The increase in revenue mainly reflects the strong Q1 2014 performance in the healthcare vertical market, partly offset by the items noted above.
For the three and six months ended March 31, 2014, the top two U.S. vertical markets were government and healthcare, which together accounted for approximately 78% of its revenue in both periods.
3.4.2. NSESA
Revenue from our NSESA segment was $564.9 million in Q2 2014, an increase of $53.7 million or 10.5% compared to the same period of fiscal 2013. On a constant currency basis, revenue increased by $1.3 million or 0.3%. The increase in revenue for the three months ended March 31, 2014 was mainly the result of recent multi-year outsourcing wins that are coming on stream, mostly offset by the completion of smaller scope engagements within the telecommunication and utilities vertical market and the run-off of low margin business as previously described.
For the six months ended March 31, 2014, revenue in our NSESA segment was $1,113.7 million, an increase of $68.8 million or 6.6% over the same period of fiscal 2013. On a constant currency basis, revenue decreased by $27.1 million or 2.6% for the six months ended March 31, 2014. The decrease in revenue for the six months ended March 31, 2014 was mainly due to the run-off of low margin business as previously described, partially offset by recent multi-year outsourcing wins that are coming on stream.
Year-to-date, revenue coming from Sweden and Finland accounted for 74% of this segment. For the three and six months ended March 31, 2014, NSESA’s top two vertical markets were MRD and government, which together accounted for approximately 65% and 63% respectively of its revenue.
3.4.3. Canada
Revenue in our Canada segment for Q2 2014 was $421.7 million, an increase of $1.2 million or 0.3% compared to the same period of fiscal 2013. On a constant currency basis, revenue decreased by $0.6 million or 0.1%. For the six months ended March 31, 2014, revenue in our Canada segment was $842.6 million, a decrease of $5.5 million or 0.7% over the same period of fiscal 2013. On a constant currency basis, revenue decreased by $8.5 million or 1.0%.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	16

The revenue decrease for the three and six months ended March 31, 2014 was due to lower work volumes due to the completion of projects, and a cautionary spending pattern deferring the start-up of new projects. For the three and six months ended March 31, 2014, Canada’s top two vertical markets were financial services and MRD, which together accounted for approximately 58% of its revenue in both periods.
3.4.4. France
Revenue from our France segment was $359.3 million in Q2 2014, an increase of $29.7 million or 9.0% compared to the same period of fiscal 2013. On a constant currency basis, revenue decreased by $13.7 million or 4.2%. The decrease in revenue for the three months ended March 31, 2014 was due to the timing of project completions and start-ups as well as the run-off of low margin business when compared to the same period of last year.
For the six months ended March 31, 2014, revenue in our France segment was $690.8 million, an increase of $39.7 million or 6.1% over the same period of fiscal 2013. On a constant currency basis, revenue decreased by $37.0 million or 5.7% for the six months ended March 31, 2014. The decrease in revenue for the six months ended March 31, 2014 was due to the same items as identified for the quarter.
For the three and six months ended March 31, 2014, France’s top two vertical markets were MRD and financial services, which together accounted for approximately 63% and 64% respectively of its revenue.
3.4.5. U.K.
Revenue from our U.K. segment was $337.0 million in Q2 2014, an increase of $59.1 million or 21.3% compared to the same period of fiscal 2013. On a constant currency basis, revenue increased by $7.0 million or 2.5%. The increase in revenue was primarily due to new and extended contracts within the government vertical market, partially offset by the run-off of low-margin business when compared to the same period of last year.
For the six months ended March 31, 2014, revenue in our U.K. segment was $624.2 million, an increase of $53.4 million or 9.4% over the same period of fiscal 2013. On a constant currency basis, revenue decreased by $18.5 million or 3.2% for the six months ended March 31, 2014. The decrease in revenue for the six months ended March 31, 2014 was mainly due to the run-off of low-margin business, partly offset by new and extended contracts within the government vertical market.
For the three and six months ended March 31, 2014, U.K.’s top two vertical markets were government and MRD, which together accounted for approximately 70% of its revenue in both periods.
3.4.6. CEE
Revenue from our CEE segment was $269.6 million in Q2 2014, an increase of $16.0 million or 6.3% compared to the same period of fiscal 2013. On a constant currency basis, revenue decreased by $14.8 million or 5.8%. The decrease in revenue for the three months ended March 31, 2014 was mostly due to lower work volumes due to the completion of projects when compared to the same period of last year.
For the six months ended March 31, 2014, revenue in our CEE segment was $539.0 million, an increase of $22.7 million or 4.4% over the same period of fiscal 2013. On a constant currency basis, revenue decreased by $33.3 million or 6.5% for the six months ended March 31, 2014. The decrease in revenue for the six months ended March 31, 2014 was mostly due to lower work volumes due to the completion of projects and the run-off of low margin business when compared to the same periods of last year.
Year-to-date, revenue coming from the Netherlands and Germany accounted for 87% of this segment. For the three and six months ended March 31, 2014, CEE’s top two vertical markets were MRD and government, which together accounted for approximately 56% of its revenue in both periods.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	17

3.4.7. Asia Pacific
Revenue from our Asia Pacific segment was $106.4 million in Q2 2014, a decrease of $5.8 million or 5.1% compared to the same period of fiscal 2013. On a constant currency basis, revenue decreased by $4.0 million or 3.5% in Q2 2014. For the six months ended March 31, 2014, revenue in our Asia Pacific segment was $207.6 million, a decrease of $21.7 million or 9.5% over the same period of fiscal 2013. On a constant currency basis, revenue decreased by $18.1 million or 7.9% for the six months ended March 31, 2014.
The decrease in revenue for the three and six months ended March 31, 2014 was mainly due to the planned run-off of projects within the Middle East market as well as the completion of projects within the Australian MRD vertical markets, partly offset by the increased use of our Asian delivery centers. For the three and six months ended March 31, 2014, Asia Pacific’s top two vertical markets were telecommunications & utilities and MRD, which together accounted for approximately 80% of its revenue in both periods.
3.5. OPERATING EXPENSES

In thousands of CAD except for percentages	For the three months ended March 31,				For the six months ended March 31,
		% of		% of		% of		% of
	2014	Revenue	2013	Revenue	2014	Revenue	2013	Revenue

Costs of services, selling and administrative	2,362,774	87.4%	2,265,999	89.7%	4,704,088	87.9%	4,586,921	90.7%
Foreign exchange loss (gain)	28	0.0%	(1,365)	(0.1%)	496	0.0%	1,151	0.0%
3.5.1. Costs of Services, Selling and Administrative
Costs of services, selling and administrative expenses amounted to $2,362.8 million in Q2 2014, an increase of $96.8 million or 4.3% compared to Q2 2013. The translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $217.9 million, substantially offsetting the favourable translation impact of $235.7 million on revenue. As a percentage of revenue, cost of services, selling and administrative expenses decreased from 89.7% in Q2 2013 to 87.4% in Q2 2014, mainly due to the business synergies achieved through the ongoing integration of Logica.
For the six months ended March 31, 2014, costs of services, selling and administrative expenses amounted to $4,704.1 million, an increase of $117.2 million or 2.6% compared to the same period of fiscal 2013. The translation of the results of our foreign operations from their local currencies to the Canadian dollar unfavourably impacted costs by $364.7 million, substantially offsetting the favourable translation impact of $396.2 million on revenue. As a percentage of revenue, cost of services, selling and administrative expenses decreased from 90.7% to 87.9%, mainly due to the business synergies achieved through the ongoing integration of Logica.
Sequentially our costs of services, as a percentage of revenue, increased mainly due to the impact of extra effort required to address commitments on some U.S. state projects while our selling and administrative expenses decreased as we continue to rationalize our facilities and other fixed costs.
The majority of our costs are denominated in currencies other than the Canadian dollar. The risk of foreign exchange fluctuation impacting the results is substantially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency. In particular cases where the costs related to specific contracts are denominated in a different currency than the functional currency of its subsidiaries, the Company enters into foreign exchange forward contracts to hedge cash flows.
3.5.2. Foreign Exchange Loss
This line item includes the realized and unrealized foreign exchange impact on our earnings. The Company, in addition to its natural hedges, has a strategy in place to manage its exposure, to the extent possible, to exchange rate fluctuations through the effective use of derivatives.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	18

3.6. ADJUSTED EBIT BY SEGMENT

In thousands of CAD except for percentages	For the three months ended March 31,			For the six months ended March 31,
	2014	2013	Change	2014	2013	Change

U.S.	39,819	61,973	(35.7)%	107,158	122,377	(12.4)%
As a percentage of U.S. revenue	6.2%	10.0%		8.1%	10.2%

NSESA	64,243	38,621	66.3%	113,389	55,866	103.0%
As a percentage of NSESA revenue	11.4%	7.6%		10.2%	5.3%

Canada	93,900	73,889	27.1%	184,014	157,515	16.8%
As a percentage of Canada revenue	22.3%	17.6%		21.8%	18.6%

France	62,672	31,522	98.8%	98,389	44,740	119.9%
As a percentage of France revenue	17.4%	9.6%		14.2%	6.9%

U.K.	38,811	29,433	31.9%	59,923	38,568	55.4%
As a percentage of U.K. revenue	11.5%	10.6%		9.6%	6.8%

CEE	26,592	12,799	107.8%	54,769	27,881	96.4%
As a percentage of CEE revenue	9.9%	5.0%		10.2%	5.4%

Asia Pacific	15,427	13,354	15.5%	26,750	24,135	10.8%
As a percentage of Asia Pacific revenue	14.5%	11.9%		12.9%	10.5%

Adjusted EBIT	341,464	261,591	30.5%	644,392	471,082	36.8%
Adjusted EBIT margin	12.6%	10.4%		12.0%	9.3%
Adjusted EBIT for the quarter was $341.5 million, an increase of $79.9 million or 30.5% from Q2 2013, while the margin increased from 10.4% to 12.6% over the same period last year. For the six months ended March 31, 2014, adjusted EBIT was $644.4 million, an increase of $173.3 million or 36.8% over the same period of fiscal 2013, while the margin increased from 9.3% to 12.0%. The growth in adjusted EBIT and margin was primarily due to the benefit of the Logica integration plan which focused on resource utilization and profitable revenue.
Our North American segments contributed $133.7 million in Q2 2014 compared to $135.9 million in Q2 2013, or a margin of 12.5% compared to the 13.0% margin last year. For the six months ended March 31, 2014, the contribution of our North American segments was $291.2 million compared to $279.9 million for the same period of fiscal 2013, or 13.4% of revenue compared to 13.7%.
Adjusted EBIT for the quarter from our European segments was $207.7 million or an adjusted EBIT margin of 12.7%, up from $125.7 million or 8.5% from the same period of fiscal 2013. For the six months ended March 31, 2014, adjusted EBIT from our European segments was $353.2 million or an adjusted EBIT margin of 11.1%, up from 6.3% over the same period of fiscal 2013. We are executing our integration plan to implement CGI’s business model to continue to improve the margins in these segments in the future periods through the improvement of resource utilization ratios, the reduction of overhead costs and the renegotiation of underperforming contracts as examples.
Included in these results for the three months ended March 31, 2014 is $11.7 million of non-recurring benefits related to the adjustments of acquisition-related provisions. These benefits came from the resolution of provision that were established as part of the purchase price allocation for the Logica acquisition. Subsequent to the finalization of the purchase price allocation such adjustments flow through the statement of earnings. To provide better visibility to our operating performance as well as to provide comparability to previous periods, these adjustments have been specifically segregated and disclosed. In addition, these benefits which are not the result of operating management's daily activities are excluded from their compensation arrangements.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	19

Examples of the items included in these benefits comprise the early termination of lease agreements as well as the settlement of long outstanding client contract disputes. The adjusted EBIT for the six months ended March 31, 2014 included a total of $20.1 million of such benefits.
When excluding the benefits of the adjustments to the acquisition-related provisions, the adjusted EBIT for the European segments was $196.1 million or an adjusted EBIT margin of 12.0% up from $125.7 million or 8.5% from the same period of fiscal 2013. For the six months ended March 31, 2014 the adjusted EBIT for the European segments would have been $333.2 million or an adjusted EBIT margin of 10.5% up from $191.2 million or 6.3% from the same period of fiscal 2013.
3.6.1. U.S.
Adjusted EBIT in the U.S. segment was $39.8 million for Q2 2014, a decrease of $22.2 million year-over-year, while the margin decreased from 10.0% to 6.2%. For the six months ended March 31, 2014, adjusted EBIT in the U.S. segment was $107.2 million, a decrease of $15.2 million, while the margin decreased from 10.2% to 8.1%. The decrease in adjusted EBIT and margin for the three and six months ended March 31, 2014 mainly came from the additional resources and expenses needed for some state-related projects. Actions have been taken to stabilize both the operating and financial exposures on these projects as key milestones have been met. Margin improvements are expected to occur in the back half of this year.
3.6.2. NSESA
Adjusted EBIT in the NSESA segment was $64.2 million for Q2 2014, an increase of $25.6 million year-over-year, while the margin increased from 7.6% to 11.4%. This increase in adjusted EBIT and margin for the three months ended March 31, 2014 was mainly the result of the cost synergies implemented as part of the integration plan such as a $6.8 million curtailment gain on a pension plan obligation, the implementation of the CGI management foundation as well as the benefits of running-off business that was not meeting our profitability standards.
For the six months ended March 31, 2014, adjusted EBIT in the NSESA segment was $113.4 million, an increase of $57.5 million, while the margin increased from 5.3% to 10.2%. This increase in adjusted EBIT and margin for the six months ended March 31, 2014 was due to the same factors as identified for the quarter. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.
3.6.3. Canada
Adjusted EBIT in the Canada segment was $93.9 million for Q2 2014, an increase of $20.0 million year-over-year, while the margin increased from 17.6% to 22.3%. For the six months ended March 31, 2014, adjusted EBIT in the Canada segment was $184.0 million, an increase of $26.5 million, while the margin increased from 18.6% to 21.8%. The improvement in adjusted EBIT and margin for the three and six months ended March 31, 2014 reflects the focus on the management of resource utilization as well as cost reductions from additional real estate optimization initiatives.
3.6.4. France
Adjusted EBIT in the France segment was $62.7 million for Q2 2014, an increase of $31.2 million year-over-year, while the margin increased from 9.6% to 17.4%. This increase in adjusted EBIT and margin for the three months ended March 31, 2014 was primarily the result of the cost synergies implemented as part of the integration plan and the implementation of the CGI management foundation. In addition, the adjusted EBIT was positively impacted by $10.6 million coming from the renegotiation of a low margin contract, the additional tax credits on salaries and the favourable settlement of a long outstanding client contract dispute. This last item is part of the acquisition-related provisions adjustments previously highlighted.
For the six months ended March 31, 2014, adjusted EBIT in the France segment was $98.4 million, an increase of $53.6 million, while the margin increased from 6.9% to 14.2%. This increase in adjusted EBIT and margin for the six months ended March 31, 2014 was due to the same items as identified for the quarter and to a $6.4 million benefit coming from the settlement of tax credits.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	20

3.6.5. U.K.
The U.K. segment adjusted EBIT was $38.8 million for Q2 2014, an increase of $9.4 million year-over-year, while the margin increased from 10.6% to 11.5%. This increase in adjusted EBIT and margin for the three months ended March 31, 2014 was mainly the result of the costs synergies implemented as part of the integration plan as well as a favourable $4.0 million adjustment coming from the negotiation for the early termination of a lease. This last item is part of the acquisition-related provisions adjustments previously highlighted.
For the six months ended March 31, 2014, adjusted EBIT in the U.K. segment was $59.9 million, an increase of $21.4 million, while the margin increased from 6.8% to 9.6%. This increase in adjusted EBIT and margin for the six months ended March 31, 2014 was the result of the cost synergies implemented as part of the integration plan, the implementation of the CGI management foundation as well as the benefits of running-off business that was not meeting our profitability standards. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.
3.6.6. CEE
The CEE segment adjusted EBIT was $26.6 million for Q2 2014, an increase of $13.8 million year-over-year, while the margin increased from 5.0% to 9.9%. This increase in adjusted EBIT and margin was the result of the cost synergies implemented as part of the integration plan and the implementation of the CGI management foundation.
For the six months ended March 31, 2014, adjusted EBIT in the CEE segment was $54.8 million, an increase of $26.9 million, while the margin increased from 5.4% to 10.2%. This increase in adjusted EBIT and margin was due to the same items as identified for the quarter as well as the benefits of running-off business that was not meeting our profitability standards. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.
3.6.7. Asia Pacific
The Asia Pacific segment adjusted EBIT was $15.4 million for Q2 2014, an increase of $2.1 million year-over-year, while the margin increased from 11.9% to 14.5%. For the six months ended March 31, 2014, adjusted EBIT in the Asia Pacific segment was $26.8 million, an increase of $2.6 million, while the margin increased from 10.5% to 12.9%. This increase in adjusted EBIT and margin for the three and six months ended March 31, 2014 was the result of the cost synergies implemented as part of the integration plan and the implementation of the CGI management foundation. We are currently executing our integration plan and expect the margins to improve further as additional cost synergies are realized.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	21

3.7. EARNINGS BEFORE INCOME TAXES
The following table provides, for the periods indicated, a reconciliation between our adjusted EBIT and earnings before income taxes, which is reported in accordance with IFRS.

In thousands of CAD except for percentages	For the three months ended March 31,				For the six months ended March 31,
	2014	% of Revenue	2013	% of Revenue	2014	% of Revenue	2013	% of Revenue

Adjusted EBIT	341,464	12.6%	261,591	10.4%	644,392	12.0%	471,082	9.3%
Minus the following items:
Integration-related costs	25,964	1.0%	81,367	3.2%	48,579	0.9%	234,786	4.6%
Finance costs	25,810	1.0%	31,660	1.3%	54,248	1.0%	58,857	1.2%
Finance income	(793)	0.0%	(1,369)	(0.1%)	(1,873)	0.0%	(3,030)	(0.1%)
Earnings before income taxes	290,483	10.7%	149,933	5.9%	543,438	10.2%	180,469	3.6%
3.7.1. Integration-related Costs
For the three and six months ended March 31, 2014, the Company incurred $26.0 million and $48.6 million of integration related costs compared to $81.4 million and $234.8 million over the same periods last year. These costs pertain to the transformation of Logica’s operations to the CGI operating model.
3.7.2. Finance Costs
Finance costs mainly includes the interest on our long-term debt used to finance the Logica acquisition. The decrease in finance costs for the three and and six months ended March 31, 2014 mainly came from the repayments made on our outstanding long-term debt.
3.7.3. Finance Income
Finance income includes interest and other investment income related to cash balances, investments, and tax assessments.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	22

3.8. NET EARNINGS AND EARNINGS PER SHARE
The following table sets out the information supporting the earnings per share calculations:

In thousands of CAD except for percentages	For the three months ended March 31,			For the six months ended March 31,
	2014	2013	Change	2014	2013	Change

Earnings before income taxes	290,483	149,933	93.7%	543,438	180,469	201.1%
Income tax expense	59,632	35,745	66.8%	122,797	43,836	180.1%
Effective tax rate	20.5%	23.8%		22.6%	24.3%
Net earnings	230,851	114,188	102.2%	420,641	136,633	207.9%
Net earnings margin	8.5%	4.5%		7.9%	2.7%

Weighted average number of shares

Class A subordinate shares and Class B shares (basic)	307,600,215	307,382,435	0.1%	308,045,996	307,006,060	0.3%

Class A subordinate shares and Class B shares (diluted)	316,695,250	315,760,249	0.3%	317,773,590	315,509,180	0.7%

Earnings per share (in dollars)

Basic EPS	0.75	0.37	102.7%	1.37	0.45	204.4%
Diluted EPS	0.73	0.36	102.8%	1.32	0.43	207.0%
3.8.1. Income Tax Expense
For Q2 2014, the income tax expense was $59.6 million, an increase of $23.9 million compared to $35.7 million in Q2 2013, while our effective income tax rate decreased from 23.8% to 20.5%. The increase in the income tax expense was mainly due to higher earnings before income taxes. The decrease in income tax rate was due to a favourable tax adjustment of $11.9 million mainly resulting from the settlement of tax liabilities from the legacy Logica European operations, partially offset by an increase coming from a different profit distribution in our various operations that were taxable at varying rates.
For the six months ended March 31, 2014, income tax expense was $122.8 million, an increase of $79.0 million compared to $43.8 million over the same period last year, while our effective tax rate decreased from 24.3% to 22.6%. The increase in income tax expense and the decrease in income tax rate for the six months ended March 31, 2014 are attributable to the same factors as identified for the quarter.
The table on page 24 shows the year-over-year comparison of the tax rate with the impact of integration-related costs removed.
Based on the enacted rates at the end of Q2 2014 and our current business mix, we expect our effective tax rate before any significant adjustments to be in the range of 24% to 26% in subsequent periods.
3.8.2. Weighted Average Number of Shares
For the three months ended March 31, 2014, CGI’s basic and diluted weighted average number of shares increased compared to the same period of fiscal 2013 due to the issuance of Class A subordinate shares upon the exercise of stock options. During the quarter, 346,700 shares were repurchased, while 404,224 options were exercised.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	23

3.8.3. Net Earnings and Earnings per Share Excluding Specific Items
Below is a table showing the year-over-year comparison excluding the integration-related costs, favourable tax adjustments and benefits related to the resolution of acquisition-related provisions:

In thousands of CAD except for percentages	For the three months ended March 31,			For the six months ended March 31,
	2014	2013	Change	2014	2013	Change

Earnings before income taxes	290,483	149,933	93.7%	543,438	180,469	201.1%
Add back:
Integration-related costs [1]	25,964	81,367	(68.1%)	48,579	234,786	(79.3%)
Remove:
Resolution of acquisition-related provisions [2]	11,650	—		20,062	—
Earnings before income taxes prior to specific items	304,797	231,300	31.8%	571,955	415,255	37.7%
Margin	11.3%	9.2%		10.7%	8.2%

Income tax expense	59,632	35,745	66.8%	122,797	43,836	180.1%
Add back:
Tax adjustments	11,900	—		11,900	—
Tax deduction on integration-related costs	6,843	19,691	(65.2%)	11,352	57,708	(80.3%)
Remove:
Income taxes on the resolution of acquisition-related provisions	3,131	—		3,783	—
Income tax expense prior to specific items	75,244	55,436	35.7%	142,266	101,544	40.1%
Effective tax rate prior to specific items	24.7%	24.0%		24.9%	24.5%

Net earnings prior to specific items	229,553	175,864	30.5%	429,689	313,711	37.0%
Net earnings margin	8.5%	7.0%		8.0%	6.2%

Weighted average number of shares

Class A subordinate shares and Class B shares (basic)	307,600,215	307,382,435	0.1%	308,045,996	307,006,060	0.3%

Class A subordinate shares and Class B shares (diluted)	316,695,250	315,760,249	0.3%	317,773,590	315,509,180	0.7%

Earnings per share prior to specific items (in dollars)

Basic EPS	0.75	0.57	31.6%	1.39	1.02	36.3%
Diluted EPS	0.72	0.56	28.6%	1.35	0.99	36.4%

[1]	Costs related to the integration of Logica.

[2]	Impact of adjustments related to the resolution of acquisition-related provisions subsequent to the finalization of the Logica purchase price allocation.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	24

4.	Liquidity

4.1. INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
CGI’s growth is financed through a combination of our cash flow from operations, borrowing under our existing credit facilities, the issuance of long-term debt, and the issuance of equity. One of our primary financial goals is to maintain an optimal level of liquidity through the active management of our assets and liabilities as well as our cash flows.
As at March 31, 2014, cash and cash equivalents were $133.4 million. The following table provides a summary of the generation and utilization of cash for the three and six months ended March 31, 2014 and 2013.

In thousands of CAD	For the three months ended March 31,			For the six months ended March 31,
	2014	2013	Change	2014	2013	Change

Cash provided by operating activities	350,655	147,177	203,478	416,959	371,707	45,252
Cash used in investing activities	(83,802)	(87,746)	3,944	(169,031)	(147,425)	(21,606)
Cash used in financing activities	(332,802)	(65,256)	(267,546)	(208,169)	(196,549)	(11,620)
Effect of foreign exchange rate changes on cash and cash equivalents	(6,759)	13,234	(19,993)	(12,522)	13,597	(26,119)
Net (decrease) increase in cash and cash equivalents	(72,708)	7,409	(80,117)	27,237	41,330	(14,093)
4.1.1. Cash Provided by Operating Activities
For the three and six months ended March 31, 2014, cash provided by operating activities was $350.7 million and $417.0 million compared to $147.2 million and $371.7 million over the same periods of last year. The following table provides a summary of the generation and utilization of cash from operating activities.

In thousands of CAD	For the three months ended March 31,			For the six months ended March 31,
	2014	2013	Change	2014	2013	Change

Net earnings	230,851	114,188	116,663	420,641	136,633	284,008
Amortization and depreciation	117,455	100,212	17,243	227,919	214,220	13,699
Other adjustments [1]	1,968	13,410	(11,442)	12,556	3,395	9,161
Cash flow from operating activities before changes in non-cash working capital items	350,274	227,810	122,464	661,116	354,248	306,868
Net change in non-cash working capital items:
Accounts receivable, work in progress and deferred revenue	309,166	(40,855)	350,021	86,928	(33,584)	120,512
Accounts payable and accrued liabilities, accrued compensation, other long-term liabilities and provisions	(303,562)	(44,966)	(258,596)	(356,090)	53,507	(409,597)
Other [2]	(5,223)	5,188	(10,411)	25,005	(2,464)	27,469
Net change in non-cash working capital items	381	(80,633)	81,014	(244,157)	17,459	(261,616)
Cash provided by operating activities	350,655	147,177	203,478	416,959	371,707	45,252

[1]	Other adjustments are comprised of deferred incomes taxes, foreign exchange loss and share-based payment costs.

[2]	Comprised of prepaid expenses and other assets and income taxes.
For the three and six months ended March 31, 2014, the Company's net earnings increased by $116.7 million and $284.0 million while the amortization and depreciation increased by $17.2 million and $13.7 million when compared to the same

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	25

periods of last year. The increase in net earnings was primarily due to the result of the cost synergies implemented as part of the Logica integration plan and the implementation of the CGI management foundation.
For the three months ended March 31, 2014, the $309.2 million increase in cash coming from the accounts receivable, work in progress and deferred revenue was mainly due to a decrease in our DSO from 55 days in Q1 2014 to 47 days in Q2 2014. This decrease in the DSO was primarily the result of the completion and collection of billing milestones on certain large U.S. contracts and the catch up of the Q1 2014 system conversion impact on the France and Finland billings. We remain committed to our 45 day target for DSO. The collection of tax credits also contributed to the improvement.
For the three months ended March 31, 2014, the $303.6 million utilized for accounts payable and accrued liabilities, accrued compensation, other long-term liabilities and provisions was mostly due to the timing of the payroll payment calendar for approximately $58 million, the payment of approximately $50 million in integration-related costs, the payment of approximately $45 million of performance-based compensation to our members, the utilization of approximately $30 million of the provision for estimated losses on revenue-generating contracts and the net $137.6 million decrease in our accounts payable and accrued liabilities driven in part by the catch up on payments following the system migration in France, Finland and Sweden. These were partly offset by the $26.0 million of integration-related costs incurred for the quarter.
The $45.0 million decrease in cash in Q2 2013 coming from accounts payable and accrued liabilities, accrued compensation, other long-term liabilities and provisions was mainly driven by the net decrease of approximately $41.5 million in integration-related accruals.
For the six months ended March 31, 2014, the $86.9 million increase in cash coming from accounts receivable, work in progress and deferred revenue was mainly the result of an improved DSO and the collection of tax credits.
For the six months ended March 31, 2014, the $356.1 million decrease in cash coming from the accounts payable and accrued liabilities, accrued compensation, other long-term liabilities and provisions was mostly due to the payment of $103 million in integration-related costs, the payment of approximately $115 million of performance-based compensation to our members, the timing of payroll payment calendar for approximately $47 million, the utilization of approximately $40 million of the provision for estimated losses on revenue-generating contracts and the net $98.7 million decrease in our accounts payable and accrued liabilities driven in part by the catch up on payments following the system migration in France, Finland and Sweden. These were partly offset by the $48.6 million of integration-related costs incurred for the for the six months ended March 31, 2014.
The $53.5 million increase in cash for the six months ended March 31, 2013 coming from the accounts payable and accrued liabilities, accrued compensation, other long-term liabilities and provisions was mainly driven by the net increase of approximately $43.1 million in integration-related accruals.
For the three and six months ended March 31, 2014, cash provided by operating activities represented 13.0% of revenue and 7.8% of revenue compared to 5.8% and 7.3% over the same periods last year. The increase was mainly due to the above-mentioned items. The timing of our working capital inflows and outflows will always have an impact on the cash flow from operations. Over the last twelve months, excluding the integration-related cash disbursements, CGI has generated approximately $949 million or $2.98 in diluted cash per share.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	26

4.1.2. Cash Used in Investing Activities
For the three and six months ended March 31, 2014, $83.8 million and $169.0 million were used in investing activities compared to $87.7 million and $147.4 million over the same periods of last year. The following table provides a summary of the generation and utilization of cash from investing activities.

In thousands of CAD	For the three months ended March 31,			For the six months ended March 31,
	2014	2013	Change	2014	2013	Change

Purchase of property, plant and equipment	(41,818)	(44,327)	2,509	(92,145)	(84,184)	(7,961)
Additions to contract costs	(21,570)	(16,406)	(5,164)	(34,334)	(25,573)	(8,761)
Additions to intangible assets	(22,211)	(32,627)	10,416	(37,589)	(42,534)	4,945
Net change in other long-term assets	—	680	(680)	—	(642)	642
Net change in short-term investments and proceeds from sale (purchase) of long-term investments	5	1,190	(1,185)	(8,597)	1,764	(10,361)
Payments received from long-term receivable	1,792	3,744	(1,952)	3,634	3,744	(110)
Cash used in investing activities	(83,802)	(87,746)	3,944	(169,031)	(147,425)	(21,606)
For Q2 2014, we invested $85.6 million in the purchase of property, plant and equipment, the additions of intangible assets and contract costs compared to $93.4 million in Q2 2013 or a decrease of $7.8 million. This change was driven by a mix of more offshore delivery for the development of CGI IP.
For the six months ended March 31, 2014, we invested $164.1 million in the purchase of property, plant and equipment, the additions of intangible assets and contract costs compared to $152.3 million last year or an increase of $11.8 million which was mainly driven by the ramp-up of new long term contracts.
4.1.3. Cash Used in Financing Activities
For the three and six months ended March 31, 2014, $332.8 million and 208.2 million were used in financing activities while $65.3 million and $196.5 million were used over the same periods of last year. The following table provides a summary of the generation and utilization of cash from financing activities.

In thousands of CAD	For the three months ended March 31,			For the six months ended March 31,
	2014	2013	Change	2014	2013	Change

Net change in credit facility	(322,942)	(82,725)	(240,217)	(108,668)	(201,820)	93,152
Net change in long-term debt	(5,699)	4,469	(10,168)	6,184	(6,548)	12,732
Purchase of Class A subordinate shares held in trust	—	—	—	(23,016)	(7,663)	(15,353)
Resale of shares held in trust	—	—	—	1,390	—	1,390
Repurchase of Class A subordinate shares	(11,468)	—	(11,468)	(111,468)	(112)	(111,356)
Issuance of Class A subordinate shares, net of transaction costs	7,307	13,000	(5,693)	27,409	19,594	7,815
Cash used in financing activities	(332,802)	(65,256)	(267,546)	(208,169)	(196,549)	(11,620)
During the current quarter, the Company made net repayments of $322.9 million on its credit facilities and we decreased our outstanding long-term debt by $5.7 million, while in Q2 2013 the Company made net repayments of $82.7 million on its credit facilities and increased its long-term debt by $4.5 million. In Q2 2014, CGI repurchased 346,700 Class A subordinate shares for $11.5 million on the open market under the previous NCIB, while in Q2 2013 the Company did not repurchase any of its Class A subordinate shares under the NCIB then in effect. Finally, in Q2 2014 we received $7.3 million in proceeds from the exercise of stock options, compared to $13.0 million received in Q2 2013.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	27

For the six months ended March 31, 2014, the Company made net repayments of $108.7 million on its credit facilities and we increased our outstanding long-term debt by $6.2 million, while for the comparable period of last year the Company made net repayments of $201.8 million on its credit facilities and another $6.5 million on its outstanding long-term debt. In addition, CGI repurchased 2,837,360 Class A subordinate shares for $111.5 million under the annual aggregate limit of the previous NCIB, while $112,500 was used for the six months ended March 31, 2013 to purchase 5,000 Class A subordinate shares under the NCIB then in effect. For the current year-to-date period, a net of $21.6 million was used to purchase CGI shares under the PSU Plan which is part of the compensation package of various executive officers, while for the comparable period of last year, $7.7 million was used to purchase shares under the PSU Plan. Lastly, for the current six-month period, we received $27.4 million in proceeds from the exercise of stock options, compared to $19.6 million in the same period of fiscal 2013.
4.1.4. Effect of Foreign Exchange Rate Changes on Cash and Cash Equivalents
For Q2 2014 we had a $6.8 million decrease in cash coming from the effect of foreign exchange rate changes on cash and cash equivalents, while for Q2 2013 we had a $13.2 million increase. On a year-to-date basis, we had a $12.5 million decrease in cash coming from the effect of foreign exchange rate changes on cash and cash equivalents, while for the six months ended March 31, 2013 we had a $13.6 million increase. These amounts had no effect on net earnings as they were recorded in other comprehensive income.
4.2. CAPITAL RESOURCES

In thousands of CAD	Total commitment	Available at March 31, 2014	Outstanding at March 31, 2014

Cash and cash equivalents	—	133,436	—
Short-term investments	—	316	—
Long-term marketable investments	—	30,479	—
Unsecured committed revolving facilities [a]	1,500,000	1,288,300	211,700
Total	1,500,000	1,452,531	211,700
a     Consists of drawn portion of $175.0 million and Letters of Credit for $36.7 million outstanding on March 31, 2014.
Our cash position and bank lines are sufficient to support our growth strategy. At March 31, 2014, cash and cash equivalents, short-term and long-term marketable investments represented $164.2 million.
Cash equivalents typically include term deposits, all with maturities of 90 days or less. Short-term investments include fixed deposits with initial maturities ranging from 91 days to 1 year. Long-term marketable investments include corporate and government bonds with maturities ranging from one to five years, rated “A+” or higher.
The amount of capital available was $1,452.5 million. The long-term debt agreements contain covenants, which require us to maintain certain financial ratios. At March 31, 2014, CGI was in compliance with these covenants.
Total debt decreased by $283.8 million to $2,842.5 million at March 31, 2014, compared to $3,126.2 million at December 31, 2013. The variation was mainly due to the net repayment of $322.9 million under the credit facilities partially offset by an unrealized loss of $38.9 million on foreign exchange translation.
On April 4th, 2014, CGI has repaid in advance, without penalty, the May 31st maturing Term Loan Tranche C for a total amount of $486.7 million. The repayment was funded by a Credit Facility draw of an equivalent amount. The remaining Term Loan maturities are May 2015 and May 2016.
As at March 31, 2014, the negative working capital1 was $661 million mainly caused by the short-term portion of our Term Loan facility repaid April 4th, 2014. The Company expects that the availability under the unsecured committed revolving facility and cash generated from operations will be adequate to meet its obligations and to finance the needs in the foreseeable future while maintaining adequate levels of liquidity.

1    Working capital is defined as total current assets minus total current liabilities.

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	28

4.3. CONTRACTUAL OBLIGATIONS
We are committed under the terms of contractual obligations with various expiration dates, primarily for the rental of premises, computer equipment used in outsourcing contracts and long-term service agreements. There have been no material changes to these obligations since our year ended September 30, 2013.
4.4. FINANCIAL INSTRUMENTS AND HEDGING TRANSACTIONS
We use various financial instruments to manage our exposure to fluctuations of foreign currency exchange rates and interest rates. We do not hold or use any derivative instruments for trading purposes. Foreign exchange translation gains or losses on the net investments and the effective portions of gains or losses on instruments hedging the net investments are recorded in the consolidated statement of comprehensive income. Any realized or unrealized gains or losses on instruments covering the U.S. denominated debt are also recognized in the consolidated statement of comprehensive income.
The company has the following new financial instrument since our year ended September 30, 2013:
Cash flow hedges on future revenue
— €149,033 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Euro and the British pound (€nil as at September 30, 2013).
Please refer to Note 12 of the interim condensed consolidated financial statements as at and for the three and six months ended March 31, 2014 for a list of our outstanding hedging instruments.
4.5. SELECTED MEASURES OF LIQUIDITY AND CAPITAL RESOURCES

As at March 31,	2014	2013

Reconciliation between net debt and long-term debt including the current portion:
Net debt	2,678,232	2,914,271
Add back:
Cash and cash equivalents	133,436	154,433
Short-term investments	316	13,275
Long-term investments	30,479	15,853
Long-term debt including the current portion	2,842,463	3,097,832

Net debt to capitalization ratio	35.6%	43.0%
Return on equity	17.9%	1.8%
Return on invested capital	13.4%	11.1%
Days sales outstanding (in days)	47	46
We use the net debt to capitalization ratio as an indication of our financial leverage in order to pursue any large outsourcing contracts, expand global delivery centers, or make acquisitions. On August 20, 2012, we acquired Logica using a combination of debt and stock, causing our net debt to capitalization ratio to increase significantly. The net debt to capitalization ratio decreased from 43.0% to 35.6% compared to Q2 2013 due to the increase in equity mainly driven by the net earnings and the net repayments made on the outstanding long-term debt.
Return on equity is a measure of the return we are generating for our shareholders. ROE increased from 1.8% in Q2 2013 to 17.9% at the end of Q2 2014. The increase was mainly due to the higher net earnings over the last four quarters as the benefits of the integration of Logica with CGI were being realized.
ROIC is a measure of the Company’s efficiency in allocating the capital under our control to profitable investments. The return on invested capital was 13.4% as at March 31, 2014, compared to 11.1% a year ago. The improvement in the ROIC was

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	29

mainly the result of our higher after-tax adjusted EBIT for the last twelve months compared to last year as the benefits of the integration of Logica with CGI were being realized.
DSO increased from 46 days as at Q2 2013 to 47 days at the end of Q2 2014. In calculating the DSO, we subtract the deferred revenue balance from trade accounts receivable and work in progress; for that reason, the timing of payments received from outsourcing clients in advance of the work to be performed and the timing of payments related to project milestones can affect the DSO fluctuations. We remain committed to manage our DSO within our 45 day target.
4.6. OFF-BALANCE SHEET FINANCING AND GUARANTEES
CGI engages in the practice of off-balance sheet financing in the normal course of operations for a variety of transactions such as operating leases for office space, computer equipment and vehicles as well as accounts receivable factoring. In accordance with IFRS, neither the lease liability nor the underlying asset is carried on the balance sheet as the terms of the leases do not meet the criteria for capitalization. From time to time, we also enter into agreements to provide financial or performance assurances to third parties on the sale of assets, business divestitures, guarantees and U.S. Government contracts.
In connection with sales of assets and business divestitures, we may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure totalling $10.5 million, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.
We are also engaged to provide services under contracts with the U.S. Government. The contracts are subject to extensive legal and regulatory requirements and, from time to time, agencies of the U.S. Government investigate whether our operations are being conducted in accordance with these requirements. Generally, the Government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.
In the normal course of business, we may provide certain clients, principally governmental entities, with bid and performance bonds. In general, we would only be liable for the amount of the bid bonds if we refuse to perform the project once the bid is awarded. We would also be liable for the performance bonds in the event of default in the performance of our obligations. As at March 31, 2014, we had committed for a total of $57.8 million for these bonds. To the best of our knowledge, we complied with our performance obligations under all service contracts for which there was a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a material adverse effect on our consolidated results of operations or financial condition.
4.7. CAPABILITY TO DELIVER RESULTS
Sufficient capital resources and liquidity are required for supporting ongoing business operations and to execute our build and buy growth strategy. The Company has sufficient capital resources coming from the cash generated from operations, credit facilities, long-term debt agreements and invested capital from shareholders. Our principal uses of cash are for procuring new large outsourcing and managed services contracts; investing in our business solutions; pursuing accretive acquisitions; buying back CGI shares and paying down debt. Funds were also used to expand our global delivery network as more and more of our clients demand lower cost alternatives. In terms of financing, we are well positioned to continue executing our four-pillar growth strategy in fiscal 2014.
Strong and experienced leadership is essential to successfully implement our corporate strategy. CGI has a strong leadership team with members who are highly knowledgeable and have gained a significant amount of experience within the IT industry via various career paths and leadership roles. CGI fosters leadership development to ensure a continuous flow of knowledge and strength is maintained throughout the organization. As part of our succession planning in key positions, we established

CGI Group Inc. - Management's Discussion and Analysis for the three and six months ended March 31, 2014	Page	30

the Leadership Institute, our own corporate university, to develop leadership, technical and managerial skills inspired by CGI’s roots and traditions.
As a Company built on human capital, our professionals and their knowledge are critical to delivering quality service to our clients. Our human resources program provides competitive compensation and benefits, a favourable working environment, and our training and career development programs combine to allow us to attract and retain the best talent. Employee satisfaction is monitored regularly through a Company-wide survey and issues are addressed immediately. Among the countries in which we currently offer the program, approximately 46,000 of our members or 69% were also owners of CGI through our Share Purchase Plan. Since October 1, 2013, major countries such as Germany, the Netherlands and France were added to our Share Purchase Plan and we continue to deploy this Plan across our business units. The Share Purchase Plan, along with the Profit Participation Program, allows members to share in the success of the Company and aligns member objectives with our strategic goals.
In addition to our capital resources and the talent of our human capital, CGI has established a Management Foundation encompassing governance policies, sophisticated management frameworks and an organizational model for its business unit and corporate processes. This foundation, along with our appropriate internal systems, helps in providing for a consistent high standard of quality service to our clients. CGI’s operations maintain appropriate certifications in accordance with service requirements such as the ISO and Capability Maturity Model Integration quality programs.

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5.	Changes in Accounting Standards

The interim condensed consolidated financial statements for the three and six months ended March 31, 2014 and 2013 include all adjustments that CGI’s management considers necessary for the fair presentation of its financial position, results of operations, and cash flows.
The following new and amended standards have been adopted by the Company effective October 1, 2013:
IFRS 10 – Consolidated Financial Statements
In May 2011, the IASB issued IFRS 10, “Consolidated Financial Statements”, which builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included in a company’s consolidated financial statements. The adoption of IFRS 10 did not result in any significant impact on the Company’s interim condensed consolidated financial statements.
IFRS 12 – Disclosure of Interests in Other Entities
In May 2011, the IASB issued IFRS 12, “Disclosure of Interests in Other Entities”, which provides guidance on disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and structured entities. The standard requires disclosure of the nature and risks associated with the Company’s interests in other entities and the effects of those interests in its financial position, financial performance and cash flows. These disclosures are required in the Company’s annual consolidated financial statements.
IFRS 13 – Fair Value Measurement
In May 2011, the IASB issued IFRS 13, “Fair Value Measurement”, which provides guidance for fair value measurements by providing a definition of fair value and a single source of fair value measurement and disclosure requirements. IFRS 13 applies when other IFRS standards require or permit fair value measurements. The adoption of IFRS 13 did not result in any significant impact on the Company’s interim condensed consolidated financial statements other than to give rise to additional disclosures (Note 12 to the interim condensed consolidated financial statements).
IAS 1 – Presentation of Financial Statements
In June 2011, the IASB amended IAS 1, “Presentation of Financial Statements”, to require grouping together items within the statement of comprehensive income that may be reclassified to the statement of earnings. As a result, the Company has grouped items within its interim condensed consolidated statements of comprehensive income and accumulated other comprehensive income by items that will and will not be reclassified subsequently to interim condensed consolidated statements of earnings.
IAS 19 – Employee Benefits
In June 2011, the IASB amended IAS 19, “Employee Benefits”, to adjust the calculation of the financing cost component of defined benefit plans and to enhance disclosure requirements. As a result, the Company calculated a net interest expense/income on the net defined benefit liability/asset. The net interest on the defined benefit liability or asset replaces the interest cost on the defined benefit obligation and the expected return on plan assets. The adoption of IAS 19 did not result in any significant impact on the Company’s interim condensed consolidated financial statements. The additional disclosures will be included in the Company’s annual consolidated financial statements.
IAS 19 – Employee Benefits (Amendment)
In November 2013, the IASB amended IASB 19, “Employee Benefits”, to permit the recognition of certain contributions from employees as a reduction of the service cost in the period in which the related service is rendered. The amendment applies to contributions from employees set out in the formal terms of the plan, linked to service and independent of the number of

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years of service. The Company has early adopted the amendment of IAS 19 which is effective on or after July 1, 2014. The amendment did not result in any significant impact on the Company’s interim condensed consolidated financial statements.
Please refer to Note 3 of the audited consolidated financial statements for the year ended September 30, 2013 for a detailed summary of our significant accounting policies as well as future accounting standard changes.

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6.	Critical Accounting Estimates

The Company’s significant accounting policies, other than the new and amended accounting policies described in section 5 of the present document, are described in Note 3 of the audited consolidated financial statements for the year ended September 30, 2013. The preparation of the consolidated financial statements requires management to make estimates and judgements that affect the reported amounts of assets, liabilities and equity and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates and judgements inherent in the financial reporting process, actual results could differ.
An accounting estimate is considered critical if the estimate requires management to make assumptions about matters that were highly uncertain at the time the estimate was made, if different estimates could reasonably have been used in the period, or changes in the accounting estimates that are reasonably likely to occur, could have a material impact on the presentation of our financial condition, changes in financial condition or results of operations.

Areas impacted by estimates	Consolidated balance sheets	Consolidated statements of earnings
		Revenue	Cost of services, selling and administrative	Income taxes
Business combinations	✓	✓	✓	✓
Income taxes	✓			✓
Contingencies and provisions	✓		✓
Revenue recognition [1]	✓	✓	✓
Share-based payments	✓		✓
Investment tax credits and other government programs	✓		✓
Impairment of property, plant and equipment (“PP&E”), intangible assets and goodwill	✓		✓
Employee benefits	✓
1     Affects the balance sheet through accounts receivable, work in progress and deferred revenue.

Business combinations
The Company accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Company recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition-date fair values. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on assumptions of management. These assumptions include the future expected cash flows arising from the intangible assets identified as client relationships, business solutions, and trademarks. The preliminary goodwill recognized is composed of the future economic value associated to acquired work force and synergies with the Company’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, PP&E, litigation, provision for estimated losses on revenue-generating contracts, onerous contracts and other contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of earnings. For all business

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acquisitions, the Company records the results of operations of the acquired entities as of their respective effective acquisition dates.
Income taxes
Income taxes are accounted for using the liability method of accounting.
Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.
Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statements purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized.
Deferred income tax assets and liabilities are recognized directly in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.
In the course of the Company’s operations, uncertainties exist with respect to interpretation of complex tax regulations and the amount and timing of future taxable income. When a tax position is uncertain, the Company recognizes an income tax benefit or reduces an income tax liability only when it is probable that the tax benefit will be realized in the future or that the income tax liability is no longer probable.
Contingencies and provisions
Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company’s provisions consist of liabilities for leases of premises that the Company has vacated, litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The Company also records restructuring provisions related to business acquisitions.
The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provision due to the passage of time is recognized as finance cost.
The Company accrues provision for onerous leases which consists of estimated costs associated with vacated premises. The provisions reflect the present value of lease payments in excess of the expected sublease proceeds on the remaining term of the lease using the risk-free interest rates. Estimates include potential revenues from the subleasing of vacated premises.
The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavourable outcome.
Decommissioning liabilities pertain to operating leases of office buildings where certain arrangements require premises to be returned to their original state at the end of the lease term. The provision is determined using the present value of the estimated future cash outflows using the risk-free interest rates.
Restructuring provisions are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs and an appropriate timeline. The restructuring provisions are comprised of reduction in headcount.

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Revenue recognition
The Company generates revenue principally through the provision of IT services and BPS.
The Company provides services and products under arrangements that contain various pricing mechanisms. The Company recognizes revenue when the following criteria are met: there is clear evidence that an arrangement exists, the amount of revenue and related costs can be measured reliably, it is probable that future economic benefits will flow to the Company, the stage of completion can be measured reliably where services are delivered and the significant risks and rewards of ownership, including effective control, are transferred to clients where products are sold. Revenue is measured at the fair value of the consideration received or receivable net of discounts, volume rebates and sales related taxes.
Some of the Company’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue provided that the Company objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.
Revenue from benefits-funded arrangements is recognized only to the extent that it is probable that the benefit stream associated with the transaction will generate amounts sufficient to fund the value on which revenue recognition is based.
Revenue from sales of third party vendor products, such as software licenses and hardware, or services is recorded gross when the Company is a principal to the transaction and is recorded net of costs when the Company is acting as an agent between the client and vendor. Factors generally considered to determine whether the Company is a principal or an agent are if the Company is the primary obligor to the client, if it adds meaningful value to the vendor’s product or service or if it assumes delivery and credit risks.
Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at inception of the contract. Contract losses are measured at the amount by which the estimated total costs exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. They are presented in accounts payable and accrued liabilities and in other long-term liabilities. Management regularly reviews arrangement profitability and the underlying estimates.
Share-based payments
The Company operates equity-settled stock option and PSU plans under which the Company receives services from employees and others as consideration for equity instruments.
The fair value of those share-based payments is established on the grant date using the Black-Scholes option pricing model for the stock options and the closing price of Class A subordinate shares of the Company on the Toronto Stock Exchange (“TSX”) for the PSUs. The number of stock options and PSUs expected to vest are estimated on the grant date and subsequently revised on a periodic basis. For stock options, the estimation of fair value requires making assumptions for the most appropriate inputs to the valuation model including the expected life of the option, expected stock price volatility and expected forfeitures. The fair values, adjusted for expectations related to performance conditions, are recognized as share-based payment costs in earnings with a corresponding credit to contributed surplus on a graded-vesting basis over the vesting period.
When stock options are exercised, any consideration paid is credited to capital stock and the recorded fair value of the stock option is removed from contributed surplus and credited to capital stock. When PSUs are exercised, the recorded fair value of PSUs is removed from contributed surplus and credited to capital stock.

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Investment tax credits and other government programs
The Company follows the income approach to account for tax credits, whereby investment tax credits are recorded when there is a reasonable assurance that the assistance will be received and that the Company will comply with all relevant conditions. Under this method, tax credits related to operating expenditures are recorded as a reduction of the related expense and recognized in the period in which the related expenditures are charged to operations. Tax credits related to capital expenditures are recorded as a reduction of the cost of the related asset. The tax credits recorded are based on management’s best estimates of amounts expected to be received and are subject to audit by the taxation authorities.
Impairment of PP&E, intangible assets and goodwill
The carrying values of PP&E, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. The Company assesses at each reporting date whether any such events or changes in circumstances exist. The carrying values of PP&E and intangible assets not available for use and goodwill are tested for impairment annually as at September 30.
If any indication of impairment exists or when annual impairment testing for an asset is required, the Company estimates the recoverable amount of the asset or cash-generating unit (“CGU”) to which the asset relates to determine the extent of any impairment loss. The recoverable amount is the higher of an asset’s or CGU’s fair value less costs to sell and its value in use (“VIU”) to the Company. The Company generally uses the VIU. In assessing VIU, estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If the recoverable amount of an asset or a CGU is estimated to be less than its carrying amount, the carrying amount is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statements of earnings.
For goodwill impairment testing purposes, the CGU that represents the lowest level within the Company at which management monitors goodwill is the operating segment level. Goodwill acquired through business combinations is allocated to the CGU that is expected to benefit from synergies of the related business combination.
The VIU calculation for the recoverable amount of the CGUs to which goodwill has been allocated includes estimates about their future financial performance based on cash flows approved by management covering a period of five years as the Company generates revenue mainly through long-term contracts. Key assumptions used in the VIU calculations are the discount rate applied and the long-term growth rate of net operating cash flows. In determining these assumptions, management has taken into consideration the current economic climate and its resulting impact on expected growth and discount rates. In determining the discount rate applied to a CGU, management uses the Company’s weighted average cost of capital as a starting point and applies adjustments to take into account specific tax rates, geographical risk and any additional risks specific to the CGU. The cash flow projections reflect management’s expectations of the operating performance of the CGU and growth prospects in the CGU’s market.
For impaired assets, excluding goodwill, an assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the Company estimates the asset’s recoverable amount. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of earnings. Impairment losses relating to goodwill cannot be reversed in future periods.

Employee benefits
The Company operates retirement benefit plans of both a defined contribution and defined benefit nature.
The cost of defined contribution plans is charged to the consolidated statements of earnings on the basis of contributions payable by the Company during the year.

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For defined benefits plans, the defined benefit obligations are calculated annually by independent actuaries using the projected unit credit method. The retirement benefit obligations in the consolidated balance sheets represent the present value of the defined benefit obligation as reduced by the fair value of plan assets. The retirement benefits assets are recognized to the extent that the Company can benefit from refunds or a reduction in future contributions. Retirement benefit plans that are funded by the payment of insurance premiums are treated as defined contribution plans unless the Company has an obligation either to pay the benefits directly when they fall due or to pay further amounts if assets accumulated with the insurer do not cover all future employee benefits. In such circumstances, the plan is treated as a defined benefit plan.
Insurance policies are treated as plan assets of a defined benefit plan if the proceeds of the policy:
-     Can only be used to fund employee benefits;
-     Are not available to the Company’s creditors; and

-	Either cannot be paid to the Company unless the proceeds represent surplus assets not needed to meet all the benefit obligations or are a reimbursement for benefits already paid by the Company.
Insurance policies that do not meet the above criteria are treated as non-current investments and are held at fair value as a non-current financial asset in the consolidated balance sheets.
The actuarial valuations used to determine the cost of defined benefit pension plans and their present value involve making assumptions about discount rates, expected rates of return on assets, future salary and pension increases, inflation rates and mortality rates. Any changes in these assumptions will impact the carrying amount of pension obligations. In determining the appropriate discount rate management considers the interest rates of high quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability. Other assumptions are based in part on current market conditions.
The current service cost is recognized in the consolidated statements of earnings as an employee benefit expense. The interest cost resulting from the increase in the present value of the defined benefit obligations over time and the expected return on plan assets, is recognized as net finance cost or income. A curtailment arises when a defined benefit pension plan is amended or restructured and results in a significant reduction in plan benefits. Actuarial gains and losses arising from experience adjustments or changes in actuarial assumptions are charged or credited to other comprehensive income in the period in which they arise. Additional information is disclosed in note 16 to the fiscal 2013 audited consolidated financial statements.

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7.	Integrity of Disclosure

Our management assumes the responsibility for the existence of appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete and reliable. The Board of Directors carries out this responsibility mainly through its Audit and Risk Management Committee.
CGI has a formal Corporate Disclosure Policy as a part of its Fundamental Texts whose goal is to raise awareness of the Company’s approach to disclosure among the Board of Directors, senior management and employees. The Board of Directors has established a Disclosure Policy Committee responsible for all regulatory disclosure requirements and overseeing the Company’s disclosure practices.
The Audit and Risk Management Committee of CGI is composed entirely of independent directors who meet the independence and experience requirements of the New York Stock Exchange as well as those that apply under Canadian securities regulation. The responsibilities of our Audit and Risk Management Committee include: a) reviewing of all our public disclosure documents containing audited or unaudited financial information; b) identifying and examining the financial and operating risks to which we are exposed and reviewing the various policies and practices that are intended to manage those risks; c) reviewing and assessing of the effectiveness of our accounting policies and practices concerning financial reporting; d) reviewing and monitoring our internal control procedures, programs and policies and assessing of the adequacy and effectiveness thereof; e) reviewing the adequacy of our internal audit resources including the mandate and objectives of the internal auditor; f) recommending to the Board of Directors of CGI on the appointment of external auditors, the assertion of the external auditors’ independence, the review of the terms of their engagement as well as pursuing ongoing discussions with them; g) reviewing of the audit procedures; h) reviewing of related party transactions; and i) carrying out such other responsibilities usually attributed to audit and risk committees or as directed by our Board of Directors.
As reported in our 2013 Annual Report, the Company evaluated the effectiveness of its disclosure controls and procedures and internal controls over financial reporting, supervised by and with the participation of the Chief Executive Officer and the Chief Financial Officer as of September 30, 2013. The Chief Executive Officer and Chief Financial Officer concluded that, based on this evaluation, the Company’s disclosure controls and procedures and internal controls over financial reporting were adequate and effective, at a reasonable level of assurance, to ensure that material information related to the Company and its consolidated subsidiaries would be made known to them by others within those entities.
For the quarter ended March 31, 2014, there was no change in our internal control over financial reporting that materially affected, or is reasonably likely to materially affect the Company’s internal controls over financial reporting.

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8.	Risk Environment

8.1. RISKS AND UNCERTAINTIES
While we are confident about our long-term prospects, the following risks and uncertainties could affect our ability to achieve our strategic vision and objectives for growth and should be considered when evaluating our potential as an investment.
8.1.1. Risks Related to the Market
Economic risk
The level of business activity of our clients, which is affected by economic conditions, has a bearing upon the results of our operations. We can neither predict the impact that current economic conditions will have on our future revenue, nor predict when economic conditions will show meaningful improvement. During an economic downturn, our clients and potential clients may cancel, reduce or defer existing contracts and delay entering into new engagements. In general, companies also decide to undertake fewer IT systems projects during difficult economic times, resulting in limited implementation of new technology and smaller engagements. Since there are fewer engagements in a downturn, competition usually increases and pricing for services may decline as competitors, particularly companies with significant financial resources, decrease rates to maintain or increase their market share in our industry and this may trigger pricing adjustments related to the benchmarking obligations within our contracts. Our pricing, revenue and profitability could be negatively impacted as a result of these factors.
8.1.2. Risks Related to our Industry
The competition for contracts
CGI operates in a global marketplace in which competition among providers of IT services is vigorous. Some of our competitors possess greater financial, marketing, sales resources, and larger geographic scope in certain parts of the world than we do, which, in turn, provides them with additional leverage in the competition for contracts. In certain niche, regional or metropolitan markets, we face smaller competitors with specialized capabilities who may be able to provide competing services with greater economic efficiency. Some of our competitors have more significant operations than we do in lower cost countries that can serve as a platform from which to provide services worldwide on terms that may be more favourable. Increased competition among IT services firms often results in corresponding pressure on prices. There can be no assurance that we will succeed in providing competitively priced services at levels of service and quality that will enable us to maintain and grow our market share.
The availability and retention of qualified IT professionals
There is strong demand for qualified individuals in the IT industry. Hiring and retaining a sufficient amount of individuals with the desired knowledge and skill set may be difficult. Therefore, it is important that we remain able to successfully attract and retain highly qualified professionals and establish an effective succession plan. If our comprehensive programs aimed at attracting and retaining qualified and dedicated professionals do not ensure that we have staff in sufficient numbers and with the appropriate training, expertise and suitable government security clearances required to serve the needs of our clients, we may have to rely on subcontractors or transfers of staff to fill resulting gaps. If our succession plan fails to identify those with potential or to develop these key individuals, we may lose key members and be required to recruit and train these new resources. This might result in lost revenue or increased costs, thereby putting pressure on our earnings.

The ability to continue developing and expanding service offerings to address emerging business demands and technology trends
The rapid pace of change in all aspects of information technology and the continually declining costs of acquiring and maintaining information technology infrastructure mean that we must anticipate changes in our clients’ needs. To do so, we must adapt

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our services and our solutions so that we maintain and improve our competitive advantage and remain able to provide cost effective services. The market for the services and solutions we offer is extremely competitive and there can be no assurance that we will succeed in developing and adapting our business in a timely manner. If we do not keep pace, our ability to retain existing clients and gain new business may be adversely affected. This may result in pressure on our revenue, profit margin and resulting cash flows from operations.
Infringing on the intellectual property rights of others
Despite our efforts, the steps we take to ensure that our services and offerings do not infringe on the intellectual property rights of third parties may not be adequate to prevent infringement and, as a result, claims may be asserted against us or our clients. We enter into licensing agreements for the right to use intellectual property and may otherwise offer indemnities against liability and damages arising from third-party claims of patent, copyright, trademark or trade secret infringement in respect of our own intellectual property or software or other solutions developed for our clients. In some instances, the amount of these indemnity claims could be greater than the revenue we receive from the client. Intellectual property claims or litigation could be time-consuming and costly, harm our reputation, require us to enter into additional royalty or licensing arrangements, or prevent us from providing some solutions or services. Any limitation on our ability to sell or use solutions or services that incorporate software or technologies that are the subject of a claim could cause us to lose revenue-generating opportunities or require us to incur additional expenses to modify solutions for future projects.
Benchmarking provisions within certain contracts
Some of our outsourcing contracts contain clauses allowing our clients to externally benchmark the pricing of agreed upon services against those offered by other providers in an appropriate peer comparison group. The uniqueness of the client environment is factored in and, if results indicate a difference outside the agreed upon tolerance, we may be required to work with clients to reset the pricing for their services.
Protecting our intellectual property rights
Our success depends, in part, on our ability to protect our proprietary methodologies, processes, know-how, tools, techniques and other intellectual property that we use to provide our services. CGI’s business solutions will generally benefit from available copyright protection and, in some cases, patent protection. Although CGI takes reasonable steps to protect and enforce its intellectual property rights, there is no assurance that such measures will be enforceable or adequate. The cost of enforcing our rights can be substantial and, in certain cases, may prove to be uneconomic. In addition, the laws of some countries in which we conduct business may offer only limited intellectual property rights protection. Despite our efforts, the steps taken to protect our intellectual property may not be adequate to prevent or deter infringement or other misappropriation of intellectual property, and we may not be able to detect unauthorized use of our intellectual property, or take appropriate steps to enforce our intellectual property rights.
8.1.3. Risks Related to our Business
Risks associated with our growth strategy
CGI’s Build and Buy strategy is founded on four pillars of growth: first, organic growth through contract wins, renewals and extensions in the areas of outsourcing and system integration; second, the pursuit of new large outsourcing contracts; third, acquisitions of smaller firms or niche players; and fourth, transformational acquisitions.
Our ability to grow through organic growth and new large outsourcing transactions is affected by a number of factors outside of our control, including a lengthening of our sales cycle for major outsourcing contracts.
Our ability to grow through niche and transformational acquisitions requires that we identify suitable acquisition targets and that we correctly evaluate their potential as transactions that will meet our financial and operational objectives. There can be no assurance that we will be able to identify suitable acquisition candidates and consummate additional acquisitions that meet our economic thresholds, or that future acquisitions will be successfully integrated into our operations and yield the tangible accretive value that had been expected.

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If we are unable to implement our Build and Buy strategy, we will likely be unable to maintain our historic or expected growth rates.
The variability of financial results
Our ability to maintain and increase our revenues is affected not only by our success in implementing our Build and Buy strategy, but also by a number of other factors, including: our ability to introduce and deliver new services and products; a lengthened sales cycle; the cyclicality of purchases of technology services and products; the nature of a customer’s business; and the structure of agreements with customers. These, and other factors, make it difficult to predict financial results for any given period.
Business mix variations
The proportion of revenue that we generate from shorter-term systems integration and consulting (“SI&C”) projects, versus revenue from long-term outsourcing contracts, will fluctuate at times, affected by acquisitions or other transactions. An increased exposure to revenue from SI&C projects may result in greater quarterly revenue variations.
The financial and operational risks inherent in worldwide operations
We manage operations in numerous countries around the world. The scope of our operations subjects us to various issues that can negatively impact our operations: the fluctuations of currency (see foreign exchange risk); the burden of complying with a wide variety of national and local laws (see regulatory risk); the differences in and uncertainties arising from local business culture and practices; political, social and economic instability including the threats of terrorism, civil unrest, war, natural disasters and pandemic illnesses. Any or all of these risks could impact our global business operations and cause our profitability to decline.
Organizational challenges associated with our size
With the acquisition of Logica, our organization has more than doubled in size with expanded operations in both Europe and Asia. Our culture, standards, core values, internal controls and our policies need to be instilled across the newly acquired businesses as well as maintained within our existing operations. To effectively communicate and manage these standards throughout a large global organization is both challenging and time consuming. Newly acquired businesses may be resistant to change and may remain attached to past methods, standards and practices which may compromise our business agility in pursuing opportunities. Cultural differences in various countries may also present barriers to introducing new ideas or aligning our vision and strategy with the rest of the organization. If we cannot overcome these obstacles in maintaining a strategic bond throughout the Company worldwide, we may not be able to achieve our growth and profitability objectives.

Taxes
In estimating our income tax payable, management uses accounting principles to determine income tax positions that are likely to be sustained by applicable tax authorities. However, there is no assurance that our tax benefits or tax liability will not materially differ from our estimates or expectations. The tax legislation, regulation and interpretation that apply to our operations are continually changing. In addition, future tax benefits and liabilities are dependent on factors that are inherently uncertain and subject to change, including future earnings, future tax rates, and anticipated business mix in the various jurisdictions in which we operate. Moreover, our tax returns are continually subject to review by applicable tax authorities; it is these tax authorities that will make the final determination of the actual amounts of taxes payable or receivable, of any future tax benefits or liabilities and of income tax expense that we may ultimately recognize. Any of the above factors could have a material adverse effect on our net income or cash flows by affecting our operations and profitability, the availability of tax credits, the cost of the services we provide, and the availability of deductions for operating losses as we develop our international service delivery capabilities.
Credit risk with respect to accounts receivable and work in progress
In order to sustain our cash flows and net earnings from operations, we must collect the amounts owed to us in an efficient and timely manner. Although we maintain provisions to account for anticipated shortfalls in amounts collected, the provisions

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we take are based on management estimates and on our assessment of our clients’ creditworthiness which may prove to be inadequate in the light of actual results. To the extent that we fail to perform our services in accordance with our contracts and our clients’ reasonable expectations, and to the extent that we fail to invoice clients for our services correctly in a timely manner, our collections could suffer resulting in a direct and adverse effect to our revenue, net earnings and cash flows. In addition, a prolonged economic downturn may cause clients to curtail or defer projects, impair their ability to pay for services already provided, and ultimately cause them to default on existing contracts, in each case, causing a shortfall in revenue and impairing our future prospects.
Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions
Consolidation among our clients resulting from mergers and acquisitions may result in loss or reduction of business when the successor business’ information technology needs are served by another service provider or are provided by the successor Company’s own personnel. Growth in a client’s information technology needs resulting from acquisitions or operations may mean that we no longer have a sufficient geographic scope or the critical mass to serve the client’s needs efficiently, resulting in the loss of the client’s business and impairing our future prospects. There can be no assurance that we will be able to achieve the objectives of our growth strategy in order to maintain and increase our geographic scope and critical mass in our targeted markets.
Early termination risk
If we should fail to deliver our services according to contractual agreements, some of our clients could elect to terminate contracts before their agreed expiry date, which would result in a reduction of our earnings and cash flow and may impact the value of our backlog. In addition, a number of our outsourcing contractual agreements have termination for convenience and change of control clauses according to which a change in the client’s intentions or a change in control of CGI could lead to a termination of the said agreements. Early contract termination can also result from the exercise of a legal right or when circumstances that are beyond our control or beyond the control of our client prevent the contract from continuing. In cases of early termination, we may not be able to recover capitalized contract costs and we may not be able to eliminate ongoing costs incurred to support the contract.

Cost estimation risks
In order to generate acceptable margins, our pricing for services is dependent on our ability to accurately estimate the costs and timing for completing projects or long-term outsourcing contracts. In addition, a significant portion of our project-oriented contracts are performed on a fixed-price basis. Billing for fixed-price engagements is carried out in accordance with the contract terms agreed upon with our client, and revenue is recognized based on the percentage of effort incurred to date in relation to the total estimated costs to be incurred over the duration of the respective contract. These estimates reflect our best judgment regarding the efficiencies of our methodologies and professionals as we plan to apply them to the contracts in accordance with the CGI Client Partnership Management Framework (“CPMF”), a process framework which helps ensure that all contracts are managed according to the same high standards throughout the organization. If we fail to apply the CPMF correctly or if we are unsuccessful in accurately estimating the time or resources required to fulfil our obligations under a contract, or if unexpected factors, including those outside of our control, arise, there may be an impact on costs or the delivery schedule which could have an adverse effect on our expected profit margins.
Risks related to teaming agreements and subcontracts
We derive substantial revenues from contracts where we enter into teaming agreements with other providers. In some teaming agreements we are the prime contractor whereas in others we act as a subcontractor. In both cases, we rely on our relationships with other providers to generate business and we expect to do so in the foreseeable future. Where we act as prime contractor, if we fail to maintain our relationships with other providers, we may have difficulty attracting suitable participants in our teaming agreements. Similarly, where we act as subcontractor, if our relationships are impaired, other providers might reduce the work they award to us, award that work to our competitors, or choose to offer the services directly to the client in order to compete with our business. In either case, our business, prospects, financial condition and operating results could be harmed.

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Our partners’ ability to deliver on their commitments
Increasingly large and complex contracts may require that we rely on third party subcontractors including software and hardware vendors to help us fulfil our commitments. Under such circumstances, our success depends on the ability of the third parties to perform their obligations within agreed upon budgets and timeframes. If our partners fail to deliver, our ability to complete the contract may be adversely affected, which may have an unfavourable impact on our profitability.
Guarantees risk
In the normal course of business, we enter into agreements that may provide for indemnification and guarantees to counterparties in transactions such as consulting and outsourcing services, business divestitures, lease agreements and financial obligations. These indemnification undertakings and guarantees may require us to compensate counterparties for costs and losses incurred as a result of various events, including breaches of representations and warranties, intellectual property right infringement, claims that may arise while providing services or as a result of litigation that may be suffered by counterparties.
Risk related to human resources utilization rates
In order to maintain our profit margin, it is important that we maintain the appropriate availability of professional resources in each of our geographies by having a high utilization rate while still being able to assign additional resources to new work. Maintaining an efficient utilization rate requires us to forecast our need for professional resources accurately and to manage recruitment activities, professional training programs, attrition rates and restructuring programs appropriately. To the extent that we fail to do so, or to the extent that laws and regulations, particularly those in Europe, restrict our ability to do so, our utilization rates may be reduced; thereby having an impact on our revenue and profitability. Conversely, we may find that we do not have sufficient resources to deploy against new business opportunities in which case our ability to grow our revenue would suffer.

Client concentration risk
We derive a significant portion of our revenue from the services we provide to the U.S. federal government and its agencies, and we expect that this will continue for the foreseeable future. In the event that a major U.S. federal government agency were to limit, reduce, or eliminate the business it awards to us, we might be unable to recover the lost revenue with work from other agencies or other clients, and our business, prospects, financial condition and operating results could be materially and adversely affected. Although IFRS considers a national government and its agencies as a single client, our client base in the U.S. government economic sector is in fact diversified with contracts from many different departments and agencies.
Government business risk
Changes in government spending policies or budget priorities could directly affect our financial performance. Among the factors that could harm our government contracting business are the curtailment of governments’ use of consulting and IT services firms; a significant decline in spending by governments in general, or by specific departments or agencies in particular; the adoption of new legislation and/or actions affecting companies that provide services to governments; delays in the payment of our invoices by government payment offices; and general economic and political conditions. These or other factors could cause government agencies and departments to reduce their purchases under contracts, to exercise their right to terminate contracts, to issue temporary stop work orders, or not to exercise options to renew contracts, any of which would cause us to lose future revenue. Government spending reductions or budget cutbacks at these departments or agencies could materially harm our continued performance under these contracts, or limit the awarding of additional contracts from these agencies.
Regulatory risk
Our global operations require us to be compliant with laws in many jurisdictions on matters such as: anticorruption, trade restrictions, immigration, taxation, securities regulation, anti-competition, data privacy and labour relations, amongst others. Complying with these diverse requirements worldwide is a challenge and consumes significant resources. Some of these laws may impose conflicting requirements; we may face the absence in some jurisdictions of effective laws to protect our intellectual property rights; there may be restrictions on the movement of cash and other assets; or restrictions on the import

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and export of certain technologies; or restrictions on the repatriation of earnings and reduce our earnings, all of which may expose us to penalties for non-compliance and harm our reputation.
Our business with the U.S. federal government and its agencies requires that we comply with complex laws and regulations relating to government contracts. These laws relate to the integrity of the procurement process, impose disclosure requirements, and address national security concerns, among others matters. For instance, we are routinely subject to audits by U.S. government agencies with respect to compliance with these rules. If we fail to comply with these requirements we may incur penalties and sanctions, including contract termination, suspension of payments, suspension or debarment from doing business with the federal government, and fines.
Legal claims made against our work
We create, implement and maintain IT solutions that are often critical to the operations of our clients’ business. Our ability to complete large projects as expected could be adversely affected by unanticipated delays, renegotiations, and changing client requirements or project delays. Also, our solutions may suffer from defects that adversely affect their performance; they may not meet our clients’ requirements or may fail to perform in accordance with applicable service levels. Such problems could subject us to legal liability, which could adversely affect our business, operating results and financial condition, and may negatively affect our professional reputation. We typically use reasonable efforts to include provisions in our contracts which are designed to limit our exposure to legal claims relating to our services and the applications we develop. We may not always be able to include such provisions and, where we are successful, they may not protect us adequately or may not be enforceable under some circumstances or under the laws of some jurisdictions.
Information and infrastructure risks
Our business often requires that our clients’ applications and information, which may include their proprietary information, be processed and stored on our networks and systems, and in data centres that we manage. Digital information and equipment is subject to loss, theft or destruction, and services that we provide may become temporarily unavailable as a result thereof or upon an equipment or system malfunction. Failures can arise from human error in the course of normal operations, maintenance and upgrading activities, or from hacking, vandalism (including denial of service attacks and computer viruses), theft and unauthorized access by third parties, as well as from power outages or surges, floods, fires, natural disasters or from any other causes. The measures that we take to protect information and software, including both physical and logical controls on access to premises and information and backup systems may prove in some circumstances to be inadequate to prevent the loss, theft or destruction of client information or service interruptions. Such events may expose the Company to financial loss or damages.
Risk of harm to our reputation
CGI’s reputation as a capable and trustworthy service provider and long term business partner is key to our ability to compete effectively in the market for information technology services. The nature of our operations exposes us to the potential loss, unauthorized access to, or destruction of our clients’ information, as well as temporary service interruptions. Depending on the nature of the information or services, such events may have a negative impact on how the Company is perceived in the marketplace. Under such circumstances, our ability to obtain new clients and retain existing clients could suffer with a resulting impact on our revenue and profit.
Risks associated with the integration of new operations
The successful integration of new operations arising from our acquisition strategy or from large outsourcing contracts requires that a substantial amount of management time and attention be focused on integration tasks. Management time that is devoted to integration activities may detract from management’s normal operations focus with resulting pressure on the revenues and earnings from our existing operations. In addition, we may face complex and potentially time-consuming challenges in implementing the uniform standards, controls, procedures and policies across new operations to harmonize their activities with those of our existing business units. Integration activities can result in unanticipated operational problems, expenses and liabilities. If we are not successful in executing our integration strategies in a timely and cost-effective manner, we will have difficulty achieving our growth and profitability objectives.

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Internal controls risks
Due to the inherent limitations of internal controls including the circumvention or overriding of controls, or fraud, there can only be reasonable assurance that the Company’s internal controls will detect and prevent a misstatement. If the Company is unable to design, implement, monitor and maintain effective internal controls throughout its different business environments, the efficiency of our operations might suffer, resulting in a decline in revenue and profitability, and the accuracy of our financial reporting could be impaired.

Liquidity and funding risks
The Company’s future growth is contingent on the execution of its business strategy, which, in turn, is dependent on its ability to grow the business organically as well as conclude business acquisitions. By its nature, our growth strategy requires us to fund the investments required to be made using a mix of cash generated from our existing operations, money borrowed under our existing or future credit agreements, and equity funding generated by the issuance of shares of our capital stock to counterparties in transactions, or to the general public. Our ability to raise the required funding depends on the capacity of the capital markets to meet our financing needs in a timely fashion and on the basis of interest rates and share prices that are reasonable in the context of profitability objectives. Increasing interest rates, volatility in our share price, and the capacity of our current lenders to meet our liquidity requirements are all factors that may have an adverse effect on our access to the funding we require. If we are unable to obtain the necessary funding, we may be unable to achieve our growth objectives.
Foreign exchange risk
The majority of our revenue and costs are denominated in currencies other than the Canadian dollar. Foreign exchange fluctuations impact the results of our operations as they are reported in Canadian dollars. This risk is partially mitigated by a natural hedge in matching our costs with revenue denominated in the same currency and through the use of derivatives in our hedging strategy. As we continue our global expansion, natural hedges may begin to diminish and the use of hedging contracts exposes us to the risk that financial institutions will fail to perform their obligations under our hedging instruments. Other than the use of financial products to deliver on our hedging strategy, we do not trade derivative financial instruments.
With our expanded presence in Europe, if uncertainty regarding the ability of certain European countries to continue servicing their sovereign debt or if austerity measures persist, the euro may weaken against the Canadian dollar. Similarly, if other currencies of countries where we operate weaken against the Canadian dollar, our consolidated financial results could be materially adversely impaired.
8.2. LEGAL PROCEEDINGS
The Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a material adverse effect on the Company’s financial position, results of operations or the ability to carry on any of its business activities. Please refer to Note 5 to the interim condensed consolidated financial statements for more detailed information for legal proceedings.

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Transfer Agent
Computershare Investor Services Inc.
(800) 564-6253
Investor Relations
Lorne Gorber
Senior Vice-President, Global Communications & Investor Relations
Telephone: (514) 841-3355
lorne.gorber@cgi.com
1350 René-Lévesque Boulevard West
15th Floor
Montreal, Quebec
H3G 1T4
Canada

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